UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 001-53087

IAO KUN GROUP HOLDING COMPANY LIMITED

(Translation of registrant’s name into English)

Alameda Dr. Carlos D’ Assumpcao No: 181-187

Centro Comercial Comercial

Brilhantismo, 12 Andar T Macau

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K filed by Iao Kun Group Holding Company Limited (the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions. Uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

2

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

(Unaudited)

	For the Three Months Ended	For the Three Months Ended	For the Nine Months Ended	For the Nine Months Ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Revenue from VIP Gaming Operations	$22,395,298	$51,916,783	$85,966,313	$181,549,165
Total Revenues	22,395,298	51,916,783	85,966,313	181,549,165

Expenses
- Commission to Junket Agents	15,603,525	47,136,322	62,855,213	151,635,092
- Selling, General and Administrative Expenses	4,346,655	5,485,447	14,383,338	19,346,110
- Special Rolling Tax	126,929	432,097	520,192	1,376,062
- Impairment of Goodwill	-	-	17,754,136	-
- Amortization of Intangible Assets	4,092,788	4,093,158	12,276,149	12,274,409
Total Expenses	24,169,897	57,147,024	107,789,028	184,631,673

Operating loss attributable to ordinary shareholders before change in fair value of contingent consideration	(1,774,599)	(5,230,241)	(21,822,715)	(3,082,508)

Change in Fair Value of Contingent Consideration for the Acquisitions of King's Gaming, Bao Li Gaming and Oriental VIP Room	1,464,512	(7,018,014)	14,790,326	(62,701,703)
Net Loss Attributable to Ordinary Shareholders	(310,087)	(12,248,255)	(7,032,389)	(65,784,211)

Other Comprehensive Income
Foreign Currency
- Translation Adjustment	50,151	(407,653)	103,142	(325,948)
Total Comprehensive Loss	$(259,936)	$(12,655,908)	$(6,929,247)	$(66,110,159)

Net Loss Per Share
Basic	$(0.01)	$(0.20)	$(0.11)	$(1.09)
Diluted	$(0.01)	$(0.20)	$(0.11)	$(1.09)
Weighted Average Shares Outstanding
Basic	62,307,794	61,056,662	62,015,647	60,574,745
Diluted	62,307,794	61,056,662	62,015,647	60,574,745

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

	September 30, 2015	December 31, 2014
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$9,207,637	$11,146,534
Accounts Receivable, Net	6,737,595	1,529,052
Markers Receivable	175,413,220	188,549,136
Prepaid Expenses and Other Assets	503,976	348,777
Total Current Assets	191,862,428	201,573,499

Intangible Assets (net of accumulated amortization of $54,408,216 and $42,105,966 at September 30, 2015 and December 31, 2014, respectively)	109,748,966	121,968,648
Goodwill	-	17,753,907
Property and Equipment (net of accumulated depreciation of $171,588 and $108,913 at September 30, 2015 and December 31, 2014, respectively)	262,316	322,149
Other Assets	23,232	23,427
TOTAL ASSETS	$301,896,942	$341,641,630

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Lines of Credit Payable	$56,515,400	$32,392,020
Accrued Expenses	6,572,836	11,682,653
Dividend Payable	870,745	-
Bao Li Gaming Acquisition-Contingent Purchase Price Obligation	14,711,631	22,662,750
Oriental VIP Room Acquisition-Contingent Purchase Price Obligation	14,947,026	13,738,762
Loan Payable, Shareholders, current	2,870,765	2,612,490
Total Current Liabilities	96,488,403	83,088,675

Bao Li Gaming Acquisition-Contingent Purchase Price Obligation, net of current portion	-	19,628,881
Oriental VIP Room Acquisition-Contingent Purchase Price Obligation, net of current portion	-	27,665,264
Total Liabilities	96,488,403	130,382,820

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred Shares, $0.0001 par value Authorized 1,150,000 shares; none issued	-	-
Ordinary Shares, $0.0001 par value, Authorized 500,000,000 shares; 62,196,064 and 60,452,314 issued and outstanding at September 30, 2015 and December 31, 2014, respectively.	6,219	6,044
Additional Paid-in Capital	133,036,666	130,048,153
Retained Earnings	71,711,089	80,653,190
Accumulated Other Comprehensive Income	654,565	551,423
Total Shareholders' Equity	205,408,539	211,258,810
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$301,896,942	$341,641,630

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

(Unaudited)

			Additional		Accumulated	Total
	Ordinary Shares		Paid-In	Retained	Other Comprehensive	Shareholders'
	Shares	Amount	Capital	Earnings	Income	Equity

Balances, December 31, 2014	60,452,314	$6,044	$130,048,153	$80,653,190	$551,423	$211,258,810

Incentive shares issued for Bao Li Gaming 2014 rolling chip turnover target	1,025,000	103	1,342,647	-	-	1,342,750

Incentive shares issued for the Oriental VIP Room 2015 rolling chip turnover target	718,750	72	1,645,866	-	-	1,645,938

Year 2014 annual cash dividends	-	-	-	(1,038,967)	-	(1,038,967)

Year 2015 interim cash dividends	-	-	-	(870,745)	-	(870,745)

Net (loss)	-	-	-	(7,032,389)	-	(7,032,389)

Foreign currency translation adjustment	-	-	-	-	103,142	103,142

Balances, September 30, 2015	62,196,064	$6,219	$133,036,666	$71,711,089	$654,565	$205,408,539

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Nine Months Ended	For the Nine Months Ended
	September 30, 2015	September 30, 2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(7,032,389)	$(65,784,211)

Adjustments to reconcile net loss to net cash provided by operating activities

Amortization of intangible assets	12,276,149	12,274,409
Change in fair value of contingent purchase price obligation for the acquisition of King's Gaming, Bao Li Gaming and Oriental VIP Room	(14,790,326)	62,701,703
Impairment of goodwill	17,754,136	-
Depreciation	62,595	55,845
Change in assets and liabilities
Accounts Receivable	(5,205,692)	(9,986,085)
Markers Receivable	13,225,507	47,997,885
Prepaid Expenses and Other Assets	(154,755)	154,117
Lines of Credit Payable	24,097,441	12,645,554
Accrued Expenses	(5,113,652)	(1,500,030)
Net cash provided by operating activities	35,119,014	58,559,187

CASH FLOW FROM INVESTING ACTIVITIES

Purchase of property and equipment	(2,623)	(303,887)
Net cash used in investing activities	(2,623)	(303,887)

CASH FLOW FROM FINANCING ACTIVITIES

Contingent consideration paid for King's Gaming acquisition	-	(9,000,000)
Contingent consideration paid for Bao Li Gaming acquisition	(21,320,000)	(13,000,000)
Contingent consideration paid for the Oriental VIP Room acquisition	(14,950,000)	(26,000,000)
Cash paid for shares repurchased	-	(4,193,554)
Payment of dividends	(1,038,967)	-
Proceeds from shareholder loans, net	256,857	69,548
Net cash used in financing activities	(37,052,110)	(52,124,006)

Net (decrease) increase in cash and cash equivalents	(1,935,719)	6,131,294

Effect of foreign currency translation on cash	(3,178)	186,114

Cash and cash equivalents at beginning of period	11,146,534	7,563,097

Cash and cash equivalents at end of period	$9,207,637	$13,880,505

Non-cash Financing Activities
Director shares issued for compensation	$-	$200,000
Ordinary shares issued for contingent consideration payment for Bao Li Gaming	$1,342,750	$3,900,000
Ordinary shares issued for contingent consideration payment for the Oriental VIP Room	$1,645,938	$-
Declared Dividend Payable	$870,745	$1,539,260

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1 – Organization and Business of Companies

Iao Kun Group Holding Company Limited (formerly Asia Entertainment & Resources Ltd. and formerly CS China Acquisition Corp.) ("Iao Kun" or the “Company”) was incorporated in the Cayman Islands on September 24, 2007 as a blank check company whose objective was to acquire, through a share exchange, asset acquisition or other similar business combination, an operating business, or control of such operating business through contractual arrangements, that has its principal operations located in People’s Republic of China (“PRC”, “China”). On September 30, 2013, the Company changed its name from Asia Entertainment & Resources Ltd (“AERL”). The decision to change the name of the Company was to enhance the Company’s brand image in Macau.

On October 6, 2009, Iao Kun entered into a stock purchase agreement, subsequently amended on November 10, 2009, December 9, 2009, January 11, 2010 and April 18, 2011 (the “Agreement”), with Asia Gaming & Resort Limited and its wholly owned subsidiaries (collectively “AGRL”) and Spring Fortune Investments Ltd. (“Spring Fortune”) that provided for the acquisition by Iao Kun from Spring Fortune of all of the outstanding capital stock of AGRL.  On February 2, 2010, the acquisition was consummated pursuant to the terms of the Agreement, and AGRL became a wholly owned subsidiary of Iao Kun.

Upon the closing of the acquisition of AGRL by Iao Kun, the Promoter Companies (defined below) became variable interest entities (‘‘VIEs’’) of the subsidiaries of AGRL, which are the primary beneficiaries of the operations of the Promotion Entities (defined below) through the profit interest agreements which were entered into on February 2, 2010 and agreements subsequent to that date.

Currently, Macau laws do not allow corporate entities, such as Iao Kun, to directly operate a gaming promotion business in Macau.   Consequently, Iao Kun’s gaming promotion business is operated through a series of contractual arrangements, including profit interest agreements that enable the AGRL subsidiaries to receive substantially all of the economic benefits of the Promoter Companies, Collaborator and Junket Operator (collectively “Promotion Entities”) and for AGRL to exercise effective control over the Promotion Entities.

IKGH has fifteen wholly owned subsidiaries that were incorporated in the British Virgin Islands, listed in the table below.

Subsidiaries	Date of Incorporation
Foxhill Group Limited ( Foxhill ) +	February 15, 2007
Kasino Fortune Investments Limited ( Kasino Fortune )	February 16, 2007
Well Mount International Limited ( Well Mount ) +	November 1, 2007
Link Bond International Limited ( Link Bond ) +	November 1, 2007
Billion Boom International Limited ( Billion Boom )	November 1, 2007
Super Number Limited ( Super Number )	April 11, 2011
Jubilee Dynasty Ltd. ( Jubilee Dynasty )	May 18, 2012
Frontier Champion Limited ( Frontier )	May 28, 2013
Robust South Limited ("Robust") *	February 12, 2015
Yuwang Limited ("Yuwang")	March 11, 2015
Sino Hero Enterprises Limited ("Sino Hero")	March 16, 2015
Bliss Time Enterprises Limited ("Bliss")*	March 30, 2015
Brave Ring Limited ("Brave") *	March 30, 2015
Yong Kang Holdings Limited ("Yong") *	April 21, 2015
Prospect Jade Limited ("Prospect") *	April 22, 2015

* The subsidiary is currently inactive.

+ The subsidiary is currently inactive and it is anticipated that the subsidiary will be terminated in November 2015.

7

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following companies are the Promotion Entities:

VIP Gaming Promotion Entities	Date Formed	Location	Subsidiary holds 100% of Profit Interest	Effective date of profit interest agreement

Sang Heng Gaming Promotion Company Limited ( Sang Heng )**	March 28, 2007	Star World Hotel and Casino Downtown Macau	Kasino Fortune	February 2, 2010

King s Gaming Promotion Ltd. ( King's Gaming )**	April 15, 2008	Sands Cotai Central Cotai, Macau	Billion Boom	November 10, 2010

Sang Lung Gaming Promotion Company Limited ( Sang Lung )**	March 28, 2011	Galaxy Macau Resort, Macau	Super Number	May 15, 2011

Bao Li Gaming Promotion Ltd. ( Bao Li )**	November 3, 2009	City of Dreams Hotel & Casino Cotai, Macau	Jubilee Dynasty	September 1, 2012

Mr. Lam Chou In (Collaborator) ***		Le Royal Arc Casino Downtown, Macau	Frontier Champion	July 1, 2013

Mr. Lou Kan Kuong (Crown Australia Junket Operator) ****		Crown Perth Casino in Perth, Australia and Crown Melbourne Casino in Melbourne, Australia	Sino Hero and Yuwang	May 16, 2015

** This is a Promoter Company in Macau

*** According to Macau laws, a collaborator needs to enter into an agreement with a licensed gaming promoter and register with the Gaming Inspection and Coordination Bureau of the Macau SAR.

**** On May 15, 2015, the Company entered into agreements to acquire all of the profit interests of Mr. Lou Kan Kuong (“Mr. Lou” or the “Crown Australia Junket Operator”) promotion activities at the Crown Perth Casino in Perth, Australia and at the Crown Melbourne Casino in Melbourne, Australia with the consideration of $200 in total. Mr. Lou, who is currently an officer of IKGH, entered into agreements to act as a junket operator for the above two Casinos on June 24, 2013. The profit interests were acquired as an asset purchase for the historical costs of establishing the agreements between Mr. Lou and Australian Casinos as a related party transaction. The Company entered into the agreement to expand to overseas markets for its existing agent network in Macau.

Management’s determination of the appropriate accounting method with respect to the AGRL VIEs is based on Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810 “Consolidation of Variable Interest Entities" (“Topic 810”). AGRL consolidates the VIEs because the equity investors in the Promotion Entities do not have the characteristics of a controlling financial interest and Iao Kun through AGRL is the primary beneficiary.

8

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

In accordance with FASB ASC Topic 810, the operations of the Promotion Entities are consolidated with those of Iao Kun for all periods subsequent to the closing of the acquisition of AGRL by Iao Kun.

The operations of AGRL's Promotion Entities are primarily based in Macau, and are subject to Macau jurisdiction. The Company operates a gaming promotion business in VIP gaming rooms located in hotels and casinos in Macau and Australia. Iao Kun, its subsidiaries (including AGRL) and the Promotion Entities are collectively referred to as the "Group".

VIP Gaming Promoter and Collaborator Agreements

Sang Heng’s Gaming Representative (VIP Room Promoter) Agreement dated as of February 1, 2008 entered into between Galaxy Casino, S.A., and Sang Heng allowed for the sharing of profits as a gaming representative of Iao Kun VIP Room in Star World Hotel and Casino in Macau for the period from November 30, 2007 to December 31, 2008. Pursuant to an agreement in October 2009, both parties agreed that Sang Heng should be compensated in accordance with Order no. 83/2009 of the Secretary for the Economy and Finances of the Macau SAR, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip volume. The agreement became effective on November 1, 2009. The agreement must be, and has been, renewed annually. Effective September 1, 2012, both parties agreed to change to the revenue sharing model to provide that Sang Heng be compensated based upon a mutually agreed upon percentage of the win/losses of the VIP gaming room.

King’s Gaming’s Gaming Representative (VIP Room Promoter) Agreement was entered into in July 2008 between Venetian Macau S.A. and King's Gaming which allowed for the sharing of profits as a gaming representative of Wenzhou VIP Room in Venetian Hotel and Casino in Macau for the period ended December 31, 2008. The agreement was renewed in January 2009 for the period from January 1, 2009 to December 31, 2009. Pursuant to an agreement in September 2009, both parties agreed that King's Gaming should be compensated in accordance with Order no. 83/2009 of the Secretary for the Economy and Finances of the Macau SAR, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip volume. The agreement became effective on November 1, 2009. The agreement automatically renews annually. Effective September 1, 2012, both parties agreed to change to the revenue sharing model to provide that King’s Gaming be compensated based upon a mutually agreed upon percentage of the wins/losses of the VIP gaming room. King’s Gaming moved its VIP gaming room to Sands Cotai Central in February 2013.

Sang Lung’s Gaming Representative (VIP Room Promoter) Agreement dated as of June 24, 2011 entered into between Galaxy Casino, S.A., and Sang Lung allowed for Sang Lung to be compensated in accordance with Order no. 83/2009 of the Secretary for the Economy and Finances of the Macau SAR, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip volume. The agreement became effective on July 1, 2011. The agreement must be, and has been, renewed annually. Effective September 1, 2012, both parties agreed to change to the revenue sharing model to provide that Sang Lung be compensated based upon a mutually agreed upon percentage of the wins/losses of the VIP gaming room.

Bao Li’s Gaming Promoter Agreement dated as of February 7, 2011 entered into between Melco Crown Gaming (Macau) Limited and Bao Li Gaming which allowed for Bao Li Gaming to be compensated in accordance with Order no. 83/2009 of the Secretary for the Economy and Finances of the Macau SAR, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip volume. The agreement automatically renews annually. As a matter of convenience and to maintain flexibility in remuneration methods, the Company also entered into an agreement with Melco Crown Gaming (Macau) Limited (“Melco Crown”) to share in the casino’s VIP gaming room wins/losses from the players recruited by the Company. Either the Gaming Promoter or Melco Crown may adjust these arrangements with adequate notice and agreement by both parties to the arrangement. Effective September 1, 2012, both parties agreed to change to the revenue sharing model to provide that Bao Li Gaming be compensated based upon a mutually agreed upon percentage of the wins/losses of the VIP gaming room.

The Collaborator Agreement dated October 15, 2013 entered into between the licensed gaming promoter of Le Royal Arc Casino and the Collaborator allows the Collaborator to be compensated based upon a mutually agreed-upon percentage of the win/losses of the Oriental VIP Room at the Le Royal Arc Casino.

9

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The Junket Operator Agreement dated June 24, 2013 entered into between Mr. Lou Kan Kuong and Crown Melbourne and Crown Perth, Australia which allows the Crown Australia Junket Operator to be compensated based upon a mutually-agreed percentage of the rolling chips turnover at Crown Melbourne and Crown Perth, Australia.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements as of September 30, 2015 and for the three and nine month periods ended September 30, 2015 and 2014 are unaudited. The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the financial position, the results of its operations and cash flows. Operating results as presented are not necessarily indicative of the results to be expected for a full year. These financial statements and related notes should be read in conjunction with the financial statements and notes thereto included in the Company’s Form 20-F for the year ended December 31, 2014 filed on April 14, 2015 with the Securities and Exchange Commission.

Principles of Consolidation

The operations of the Promotion Entities are consolidated with those of AGRL and its wholly owned subsidiaries and Iao Kun as of September 30, 2015 and December 31, 2014 and for the three and nine month periods ended September 30, 2015 and 2014. Intercompany transactions and account balances have been eliminated. Unless otherwise indicated all currency amounts are in United States Dollars.

Fiscal Year End

The fiscal year end of the Company is December 31.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to management and on various other assumptions that management believes to be reasonable under the circumstances. The Company has made significant estimates of the contingent purchase price obligation for the King's Gaming, Bao Li Gaming and the Oriental VIP Room acquisitions, goodwill and other intangible assets in these consolidated financial statements. Actual results could vary from those estimates.

Revenue Recognition

Revenue from VIP gaming room promotion operations in Macau is recorded monthly based upon the Promotion Entities’ share of the net gaming wins/losses in VIP gaming rooms. The amounts due to the Promotion Entities are calculated and reported by the casino operators and the Promotion Entities on a monthly basis, usually within two days of the month end. Revenue from VIP operations in Australia is based upon a fixed commission as a percentage of rolling chip turnover.

Additionally, the Promotion Entities in Macau earn revenues based upon percentages of non-negotiable chips exchanged in the VIP gaming rooms (typically 0.05%), which is available to offset costs incurred for accommodations, food and beverage and other services furnished to players and is included in gross revenues.  These revenues are included in revenue from VIP gaming room promotion operations in the accompanying consolidated statements of operations.

10

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Beginning on September 1, 2012, the Company changed its remuneration model from a fixed commission model of 1.25% of the rolling chip turnover to a revenue sharing model in Macau. The decision to change from the fixed commission model to the revenue sharing model was made as a result of the Company’s expansion into four VIP gaming rooms with the ability to spread the risk of fluctuations surrounding gaming wins and losses. Additionally, management has initiated a program for junket agents who purchase non-negotiable chips in cash from the Promotion Entities in Macau (“super agent”), allowing the super agent to assume some of the risk of gaming losses or receive increased commissions as a result of gaming wins.

The win rate is the percentage of rolling chip turnover exchanged in the VIP gaming room that is won by the casino (gross wins and losses divided by rolling chip turnover). Win rate and total rolling chip turnover in the Group’s VIP gaming rooms during the three and nine month periods ended September 30, 2015 and 2014 are as follows:

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Win rate	3.91%	2.51%	3.63%	2.78%

Total rolling chip turnover	$1,269,175,000	$4,320,066,000	$5,201,660,000	$13,759,487,000

VIP Gaming Room Cage and Marker Accounting

In the VIP gaming rooms, VIP gaming patrons primarily purchase non-negotiable chips from the cage either with cash, cash chips, cashier’s order, or markers (short term, non-interest bearing loans). Non-negotiable chips can only be used to make wagers. Winning wagers are paid in cash chips. If the VIP gaming patrons continue to play, they must exchange the cash chips for non-negotiable chips, which is the basis for commission.  The exchange of the non-negotiable chips by the VIP gaming patrons in the VIP gaming room is recorded as rolling chip turnover and provides a basis for measuring VIP gaming room win percentage. It is customary in Macau to measure VIP gaming room play using this rolling chip method.

A VIP gaming patron can be a player, a junket agent or a super agent. Whoever signs on the marker and takes delivery of the non-negotiable chips at the casino cage and carries them over to the game table is the borrower. It is also common practice that the VIP gaming patron taking delivery of the non-negotiable chips shares the chips with other VIP gaming patrons for the purpose of achieving a higher rolling volume (if the VIP gaming patron is a junket agent, they are entitled to receive commission even when the non-negotiable chips are wagered by third parties acquainted with them) without receiving immediate payment in cash for the non-negotiable chips. Under Macau law, licensed gaming promoters are permitted to extend credit to VIP gaming patrons creating a civil obligation to pay.

The Group, through the Promotion Entities, extends credit to junket agents. A majority of the Group’s consolidated markers receivable are owed by junket agents from Macau and the rest are primarily in mainland China. In addition to enforceability issues, the collectability of markers receivable from foreign junket agents is affected by a number of factors including changes in economic conditions in the junket agents’ home countries.

The Group may not be able to collect all of their markers receivable from the junket agents. Management expects that the Group will be able to enforce these obligations only in a limited number of jurisdictions, including Macau and Hong Kong. To the extent that junket agents of the Group, through the Promotion Entities, are from other jurisdictions, the Group may not have access to a forum in which they will be able to collect all of their markers receivable because, among other reasons, courts of many jurisdictions do not enforce gaming debts and the Group may encounter forums that will refuse to enforce such debts. The Group’s inability to collect gaming debts could have a significant negative impact on their operating results.

11

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following is a summary of an aging of the Company’s markers receivable by jurisdiction that may refuse to enforce such debts:

Jurisdiction/Aging	September 30, 2015	% of total markers receivable	December 31, 2014	% of total markers receivable
PRC
0-30 days	$16,781,719		$12,330,410
31-60 days	9,605,037		11,760,382
61-90 days	7,198,617		9,025,019
Greater than 90 days	21,473,271		23,337,632
Total	$55,058,644	31%	$56,453,443	30%

The Group regularly evaluates the allowance for uncollectible marker receivable based on a specific review of junket agent accounts as well as management’s prior experience with collection trends in the casino industry and current economic and business conditions. Messrs. Lam and Vong guaranteed all markers receivable in the Company’s VIP gaming rooms until June 25, 2014, upon the execution of a termination agreement for the guarantees and loan agreements. The guarantees by Messrs. Lam and Vong did not cover markers receivable attributable to the junket agent networks of Mr. Mok, Mr. Lou and Mr. Lei or Mr. Vong Veng Im as described below. The guarantee of Messrs. Lam and Vong allowed for offset against the loans provided by them for the working capital. Upon the acquisition of King’s Gaming, Mr. Mok has guaranteed the collection of all markers receivable attributable to Mr. Mok and his network of junket agents at both King’s Gaming’s existing VIP gaming room and the Company’s existing and future VIP gaming rooms for as long as he is employed by the Company. Upon the acquisition of Bao Li Gaming, Mr. Lou and Mr. Lei guaranteed the collection of all markers receivable attributable to them and their network of junket agents at both Bao Li Gaming’s existing VIP gaming room and the Company’s existing and future VIP gaming rooms through December 31, 2015. Upon the acquisition of the Oriental VIP room, Mr. Vong Veng Im guaranteed the collection of all markers receivable attributable to the Collaborator and his network of junket agents at both the Oriental VIP Room and the Company’s existing and future VIP gaming rooms through June 30, 2016. Upon the acquisition of the profit interest of the Crown Australia Junket Operator, Mr. Lou Kan Kuong guaranteed the collection of all markers receivable attributable to the Crown Australia operation and his network of junket agents at Crown Australia, Melbourne and Perth for so long as he is employed by the Company or the termination of the Australia junket business, whichever is earlier. As of September 30, 2015 and December 31, 2014, management believes that an allowance for uncollectible markers receivable is not necessary.

Fair Value of Financial Instruments

FASB ASC Topic 820 “Fair Value Measurements and Disclosures” defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. FASB ASC Topic 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 —	Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these assets and liabilities does not entail a significant degree of judgment.

12

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Level 2 —	Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3 —	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

For certain of the Group's financial instruments, none of which are held for trading purposes, including cash and cash equivalents, accounts receivable, markers receivable, certain other current assets, lines of credit payable, accrued expenses, and loan payable to shareholders, the carrying values of these financial instruments approximate their fair value due to their short maturities.  The payables-King’s Gaming, Bao Li Gaming and Oriental VIP Room acquisitions were initially recognized for the fair values of the acquisition contingent consideration and are adjusted to the fair value at each subsequent reporting date (see Note 8, Note 9 and Note 10).

At least annually, management determines if the current valuation techniques used in the fair value measurements are still appropriate and evaluates and adjusts the unobservable inputs used in the fair value measurements based on current market conditions and other information. There were no changes in the valuation techniques during the nine months ended September 30, 2015.

The following are the classes of assets and liabilities measured at fair value:

Recurring fair value measurements:

		Fair Value Measurements Using
		Quoted
		Prices in
		Active
		Markets			Total Gains	Total Gains
		for	Significant		for the Nine	For the Three
		Identical	Other	Significant	Months	Months
	As of September	Liabilities	Observable	Unobservable	Ended September	Ended September
	30, 2015	(Level 1)	Inputs (Level 2)	Inputs (Level 3)	30, 2015	30, 2015

Fair Value of Contingent Consideration:

Oriental VIP Room	$14,947,026	$-	$-	$14,947,026	$9,864,995	$296,694

Bao Li Gaming	$14,711,631	$-	$-	$14,711,631	$4,925,331	$1,167,818

Total recurring fair value measurements					$14,790,326	$1,464,512

13

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

		Quoted
		Prices in
		Active			Total	Total
		Markets			(Losses) for	(Losses) for
		for	Significant		the Nine	the Three
		Identical	Other	Significant	Months	Months
	As of September	Liabilities	Observable	Unobservable	Ended September	Ended September
	30, 2014	(Level 1)	Inputs (Level 2)	Inputs (Level 3)	30, 2014	30, 2014

Fair Value of Contingent Consideration:

Oriental VIP Room	$44,969,695	$-	$-	$44,969,695	$(34,492,531)	$(3,058,480)

Bao Li Gaming	$44,296,420	$-	$-	$44,296,420	$(28,209,172)	$(3,959,534)

Total recurring fair value measurements					$(62,701,703)	$(7,018,014)

Non-recurring fair value measurements:

		Fair Value Measurements Using
		Quoted
		Prices in			Total	Total
		Active			(Losses) for	(Losses) for
		Markets	Significant		the Nine	the Three
		for	Other	Significant	Months	Months
	As of	Identical	Observable	Unobservable	Ended	Ended
	September	Liabilities	Inputs (Level	Inputs (Level	September	September
	30, 2015	(Level 1)	2)	3)	30, 2015	30, 2015

Goodwill	$-	$-	$-	$-	$(17,754,136)	$-

Total non-recurring fair value measurements					$(17,754,136)	$-

Additional information regarding the valuation technique and inputs used is as follows:

14

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Quantitative Information about Level 3 Fair Value Measurements:

	Fair Value
Contingent Consideration	as of 9/30/2015	Valuation Techniques	Unobservable Input	Range

Oriental VIP Room	$14,947,026	Forecasted Performance, 2015-June 2016	Chip Turnover Annual Growth	(15%) – 5%

		Monte Carlo Method	Average Simulated Share Prices	$1.71

Bao Li Gaming	$14,711,631	Forecasted Performance, 2015	Chip Turnover Annual Growth	(40%) - (10%)

		Monte Carlo Method	Average Simulated Share Prices	$1.73

	Fair Value
Contingent Consideration	as of 12/31/2014	Valuation Techniques	Unobservable Input	Range

Oriental VIP Room	$41,404,026	Forecasted Performance, 2015-June 2016	Chip Turnover Annual Growth	(40%) – (5%)

		Monte Carlo Method	Average Simulated Share Prices	$1.24- $1.29

Bao Li Gaming	$42,291,631	Forecasted Performance, 2015	Chip Turnover Annual Growth	(20%) - (5%)

		Monte Carlo Method	Average Simulated Share Prices	$1.26- $1.31

The significant unobservable inputs used in the fair value measurement of the Company’s contingent consideration for the Bao Li Gaming and Oriental VIP Room acquisitions are the forecasted performance results of the operations of Bao Li Gaming and Oriental VIP Room and the simulated share prices of the Company’s Ordinary Shares under the Monte Carlo method. Significant increases (decreases) in any of those inputs in isolation would result in a significantly higher (lower) fair value measurement.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, cash chips, non-negotiable chips and short-term investments with original maturities of less than 90 days. Cash equivalents are placed with high credit quality financial institutions.

Accounts Receivable and Concentration of Credit Risk

Accounts receivable are principally comprised of net gaming revenues, fees and incentives revenues receivable, which do not bear interest and are recorded at amounts due from the casino operators.

When deemed necessary, the Group records an allowance for doubtful accounts which represents management’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. Management believes that all outstanding balances are collectible and therefore an allowance has not been established. Although management believes that no allowance is currently necessary, it is possible that the estimated amount of cash collections with respect to accounts receivable could change.

15

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Earnings Per Share

Basic net earnings (loss) per common share is computed by dividing net earnings (loss) applicable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net earnings (loss) per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon exercise of common stock options. In periods where losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

The calculations of earnings per share are computed as follows for the three and nine months ended September 30:

	Three Months Ended September 30, 2015	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014
Numerator:
Net loss attributable to Ordinary Shareholders for basic and diluted loss per share	$(310,087)	$(12,248,255)	$(7,032,389)	$(65,784,211)
Denominator:
Denominator for basic loss per share
- Weighted-average Ordinary Shares outstanding during the period	62,307,794	61,056,662	62,015,647	60,574,745

Denominator for diluted loss per share	62,307,794	61,056,662	62,015,647	60,574,745

Basic loss per share	$(0.01)	$(0.20)	$(0.11)	$(1.09)
Diluted loss per share	$(0.01)	$(0.20)	$(0.11)	$(1.09)

 Bao Li Gaming met its rolling chip turnover target for the base earnout in July 2014 and also earned an additional Ordinary Shares under the incremental earnout clause as of December 31, 2014; therefore, 1,025,000 Ordinary Shares in total were issued in May 2015. The Oriental VIP Room met its rolling chip turnover target as of June 30, 2014 and 1,250,000 Ordinary Shares were issued during the fourth quarter of 2014. The Oriental VIP Room met its base rolling chip turnover target in April 2015 and also earned an additional 93,750 Ordinary Shares under the incremental earnout clause as of June 30, 2015; therefore, 718,750 Ordinary Shares were issued during the third quarter of 2015. The issued Ordinary Shares have been included in basic and diluted earnings per share based on the weighted average shares for the three and nine month periods ended September 30, 2015.

In 2011, the Company decided that a portion of the Directors fees and officers remuneration would be paid in Ordinary Shares. The shares are to be issued in January of each year.  A total of 60,790 Ordinary Shares were issued during the third quarter of 2014 to satisfy the Company’s obligations for 2013 and have been included in basic and diluted earnings per share based on the weighted average shares for the three and nine months ended September 30, 2014. A total of 111,730 Ordinary Shares are expected to be issued during the fourth quarter of 2015 to satisfy the Company’s obligations for 2014 and have been included in basic and diluted earnings per share based on the weighted average shares for the three and nine months ended September 30, 2015. A liability of approximately $359,000 and $209,000 is included in accrued expenses at September 30, 2015 and December 31, 2014, respectively.

Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization is recorded on a straight-line basis over the estimated useful lives of the assets ranging from two to five years, which do not exceed the lease term for leasehold improvements, if applicable.

16

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Goodwill and Other Intangible Assets

The Company amortizes intangible assets over their estimated useful lives unless it is determined their lives to be indefinite. Goodwill and other intangible assets with indefinite lives are not amortized but are subject to tests for impairment at least annually. Management performs impairment tests more frequently than annually if events or circumstances indicate that the value of goodwill or intangible assets with indefinite lives might be impaired.

The following are the useful lives of the respective finite-lived intangible assets:

Bad Debt Guarantee	3 to 5.5 years	Based upon six months after the expiration of the employment agreement or at the expiration of the employment agreement

Non-Compete agreement	9 to 11.7 years	Based upon the termination date of the casino's license or June 2022

Profit interest agreement	9 to 11.7 years	Based upon the termination date of the casino's license or June 2022

Indefinite Useful Life Assets

In accordance with U.S. GAAP, the Company performs impairment testing for goodwill at least annually unless indicators of impairment exist in interim periods. The Company performs its annual test of goodwill on December 31 each year.

Goodwill impairment testing follows the two-step approach as defined in FASB ASC Topic 350, which is performed at the entity level as the Company has one reporting unit, which is gaming promotion business mainly located in Macau. The first step (“Step 1”) compares the fair value of the reporting unit to its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the impairment test is performed to measure the amount of impairment loss to be recognized. In the second step (“Step 2”), the fair value of the reporting unit resulting from the first step of the evaluation is allocated to the fair value of all of the assets and liabilities of the reporting unit in order to determine an implied goodwill value. This allocation is similar to the purchase price allocation performed in purchase accounting. If the carrying value of goodwill exceeds the implied fair value, the excess of the carrying value is required to be recorded as an impairment loss. The loss recognized cannot exceed the carrying value of goodwill.

Impairment of Long-lived Assets

The Company evaluates when events or circumstances indicate that the carrying amount of long-lived assets to be held and used might not be recoverable, the expected future undiscounted cash flows from the assets are estimated and compared with the carrying amount of the assets. If the sum of the estimated undiscounted cash flows was less than the carrying amount of the assets, an impairment loss would be recorded. The impairment loss would be measured on a location by location basis by comparing the fair value of the asset with its carrying amount. Long-lived assets that are held for disposal are reported at the lower of the assets’ carrying amount or fair value less costs related to the assets’ disposition.

Advertising Costs

Costs for advertising and marketing are expensed the first time the advertising or marketing takes place or as incurred. Advertising and marketing costs for ongoing operations are included in selling, general and administrative expense.  During the three month periods ended September 30, 2015 and 2014, the Group incurred advertising costs $152,214 and $39,559, respectively. During the nine month periods ended September 30, 2015 and 2014, the Group incurred advertising costs $357,586 and $587,197, respectively.

17

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Stock-Based Compensation

The Company awards stock and other equity-based instruments to its employees, directors and consultants (collectively "share-based payments"). Compensation cost related to such awards is recorded when earned.  Ordinary Shares are issued to the directors subsequent to year end based on the average trading price prior to December 31 each year.  All of the Company's stock-based compensation is based on grants of equity instruments and no liability awards have been granted. All of the Company directors presently receive $20,000 payable in Ordinary Shares, valued at the average of the closing prices of the Ordinary Shares over the three-month period preceding the end of each fiscal year.

In December 2011, the shareholders approved the 2011 Omnibus Securities and Incentive Plan (the “Plan”). The purpose of the Plan is to assist the Company in attracting, retaining and providing incentives to key management employees and nonemployee directors of, and nonemployee consultants to the Company and its affiliates, and to align the interests of such employees, nonemployee directors and nonemployee consultants with those of the Company’s shareholders. The Plan provides for the granting of Distribution Equivalent Rights, Incentive Share Options, Non-Qualified Share Options, Performance Share Awards, Performance Unit Awards, Restricted Share Awards, Restricted Share Unit Awards, Share Appreciation Rights, Tandem Share Appreciation Rights, Unrestricted Share Awards or any combination of the foregoing up to a maximum of 200,000 Ordinary Shares, as may be best suited to the circumstances of the particular Employee, Director or Consultant. On July 17, 2014, 60,790 Ordinary Shares were issued for year 2013 compensation. 111,730 Ordinary Shares are to be issued for the equity portion of year 2014 compensation upon approval by the Company’s shareholders at a shareholders meeting for a revised Plan and approval from the Board of Directors.

Foreign Currency

The reporting currency of Iao Kun is in the United States dollar ("US $", "$", “Reporting Currency”).  The Group’s functional currency is the Hong Kong Dollar (“HKD $”, “Functional Currency”).  Monetary assets and liabilities denominated in currencies other than the Functional Currency are translated into the Functional Currency at rates of exchange prevailing at the balance sheet dates. Transactions denominated in currencies other than the Functional Currency are translated into the Functional Currency at the exchange rates prevailing on the dates of the transaction.

Exchange gains or losses arising from foreign currency transactions are included in the determination of net (loss) income for the respective period.

For financial reporting purposes, the consolidated financial statements of the Group, which are prepared using the Functional Currency, are then translated into the Reporting Currency. Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders' equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net (loss) income but are included in foreign currency translation adjustment in other comprehensive income, a component of shareholders' equity.

	September 30, 2015	September 30, 2014	December 31, 2014
Period end HK$:US$ exchange rate	$7.75	$7.77	$7.75
Average three-months ended HK$:US$ exchange rate	$7.75	$7.75	$-
Average nine-months ended HK$:US$ exchange rate	$7.75	$7.75	$-
Average annual HK$:US$ exchange rate	$-	$-	$7.75

Comprehensive Income

The Group follows standards for the reporting and display of comprehensive income and its components in the financial statements. Comprehensive income is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income, as presented on the accompanying consolidated statements of changes in equity, is the cumulative foreign currency translation adjustment.

18

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Economic and political risks

The Group’s current operations are mainly conducted in Macau and Hong Kong. Accordingly, the Group’s consolidated financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC and by the general state of the PRC economy.

The Group’s operations in Macau and Hong Kong are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Group’s consolidated results may be adversely affected by changes in the political and social conditions in the PRC and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad and rates and methods of taxation, among other things.

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

Note 3 — Accounts Receivable

Accounts receivable consisted of the following:

	September 30,	December 31,
	2015	2014
Gaming revenues receivable	$6,737,595	$1,529,052

As of September 30, 2015, accounts receivable were due from four casino operators and one gaming promoter and were 48%, 38%, 9%, 3% and 2% of total receivables, respectively. As of December 31, 2014, accounts receivable were due from four casino operators and were 59%, 33%, 5% and 3% of total receivables, respectively.

Note 4 — Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying value of goodwill are as follows:

	December 31, 2014	Other	Impairments	September 30, 2015
Goodwill, gross	$17,753,907	$-	$-	$17,753,907
Foreign currency translation	-	229	-	229
Accumulated impairment loss	-	-	(17,754,136)	(17,754,136)
Total Goodwill, net	$17,753,907	$229	$(17,754,136)	$-

For the quarter ended June 30, 2015, the Company concluded there was indicator of potential goodwill impairment due to the impact of the significant decline in the Macau VIP gaming promotion business. As a result of identifying indicator of impairment, the Company performed an impairment test of goodwill as of June 30, 2015.

In performing Step 1 of the impairment test, the Company estimated the fair value of the reporting unit using a combination of the income approach and market-based valuation methodologies with greater emphasis placed on the income approach, for purpose of estimating the total enterprise value for the Company.

19

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Under the income approach which is based on probability-weighted discounted cash flow (“DCF”) technique, forecasted net cash flow (“NCF”) of the business was developed and then discounted to the present value at a discount rate commensurate with the risks involved in the ultimate realization of those returns.  This income approach employs the following key projection estimates: (i) rolling chip turnover (“RCT”) and/or expected growth rates in RCT; (ii) win rates; (iii) operating costs and operating profit; (iv) NCF; (v) the expiration date of the concession and sub-concession agreements for the right to operate casinos in Macau; and (vi) the determination of an appropriate discount rate (i.e., a rate of return) based on the reporting unit's deemed weighted average cost of capital (“WACC”).  The WACC considers observable market rates and yields and comparable company return data.  As the name implies, probability-weighted DCF analysis involves the development of several forecasted NCF scenarios that are then probability-weighted to yield an overall indication of reporting unit value. Assumptions used in DCF analysis give consideration to historical financial and operating data, various internal estimates, and economic and market data as derived from a variety of external sources.  These estimates are developed as part of the Company’s routine short-term management procedures and long-range strategic planning process. In addition, the Company tested the reasonableness of the assumption inputs and outcomes of its DCF analysis against available comparable market data.

Under the market approach, the fair value of the reporting unit is derived by reference to the Company’s market capitalization at the valuation date.

The Step 1 analysis indicated that the carrying value of the reporting unit exceeded its estimated fair value, requiring the Company to perform Step 2 to measure the amount of impairment loss, if any.

Under Step 2, the fair value of all of the reporting unit’s assets and liabilities were estimated for the purpose of deriving an estimate of the implied fair value of goodwill. This test resulted in a non-cash, goodwill impairment charge of $17,754,136, which was recognized during the three months ended June 30, 2015.

Determining the fair value of a reporting unit is highly judgmental in nature and involves the use of significant estimates and assumptions. The Company’s fair value estimates for purposes of determining the goodwill impairment charge are considered Level 3 fair value measurements. The Company based its fair value estimates on assumptions it believes to be reasonable but that are unpredictable and inherently uncertain. Actual future results related to assumed variables could differ from these estimates.

Other Intangible Assets

Intangible assets as of September 30, 2015 and December 31, 2014 consist of the following:

	Bad Debt Guarantee	Non- Compete Agreement	Profit Interest Agreement	Total
Amortized intangible assets:
Gross carrying amounts
Balance as of January 1, 2014	$606,374	$1,824,021	$161,646,336	$164,076,731
Foreign currency translation	124	(243)	(1,998)	(2,117)
Balance as of December 31, 2014	606,498	1,823,778	161,644,338	164,074,614
Foreign currency translation	306	918	81,344	82,568

Balance as of September 30, 2015	606,804	1,824,696	161,725,682	164,157,182

Accumulated amortization
Balance as of January 1, 2014	320,842	325,156	25,093,788	25,739,786
Amortization expense	127,282	176,281	16,061,471	16,365,034
Foreign currency translation	(55)	108	1,093	1,146
Balance as of December 31, 2014	448,069	501,545	41,156,352	42,105,966
Amortization expense	95,480	132,236	12,048,433	12,276,149
Foreign currency translation	265	305	25,531	26,101

Balance as of September 30, 2015	543,814	634,086	53,230,316	54,408,216
Total amortized intangible assets	$62,990	$1,190,610	$108,495,366	$109,748,966

20

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

As a result of the same indicators mentioned above for Goodwill Impairment, the Company performed impairment test of intangible assets as of June 30, 2015 and the sum of the estimated undiscounted cash flows exceeded the carrying amount of the intangible assets. Therefore, no impairment has been recognized for other intangible assets.

Amortization expense for the three month periods ended September 30, 2015 and 2014 was $4,092,788, and $4,093,158, respectively; and $12,276,149 and $12,274,409 for the nine month periods ended September 30, 2015 and September 30, 2014, respectively.

Estimated amortization expense of intangibles for the next five years and thereafter is as follows:

2015 (3 months)	$4,092,050
2016	16,272,028
2017	16,240,893
2018	16,240,893
2019	16,240,893
Thereafter	40,662,209
$109,748,966

Note 5 — Lines of Credit Payable

Lines of Credit Payable consisted of the following:

	September 30,	December 31,
	2015	2014
Due to casino operators	$56,515,400	$32,392,020

Due to casino operators represents an advance of non-negotiable chips to Sang Heng, Sang Lung and Bao Li Gaming and are interest free and renewable monthly and an advance of commission income.

The casino operators, both in Macau and Australia, have extended lines of credit totaling approximately $57,533,000 and $59,324,000 as of September 30, 2015 and December 31, 2014, respectively.  The lines of credit may be exceeded from time to time at the discretion of the casino operators.  The lines of credit for Sang Heng, Sang Lung and King’s Gaming are guaranteed by Mr. Lam or Mr. Vong and are secured by their personal checks and a deposit paid by Mr. Lam.  The lines of credit for Bao Li Gaming and the Crown Australia Junket Operator are guaranteed by Mr. Lou and are secured by his personal checks.

21

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 6 — Accrued Expenses

Accrued Expenses consist of the following:

	September 30,	December 31,
	2015	2014

Commission payable-the junket agents	$4,900,312	$8,886,601
Management fee payable-related party (Note 13)	399,995	573,897
Management and Directors' compensation	589,545	562,139
Accrued listing expenses	51,681	765,417
Others	631,303	894,599

	$6,572,836	$11,682,653

One junket agent accounted for approximately 13% and 14% of the rolling chip turnover during the three and nine months ended September 30, 2015, respectively. One junket agent accounted for approximately 23% of commission payable as of September 30, 2015. One junket agent accounted for approximately 10% of the rolling chip turnover during the year ended December 31, 2014 and 14% of commission payable as of December 31, 2014.

Note 7 — Loans Payable, Shareholders

As of September 30, 2015 and December 31, 2014, the amount of the funding advanced to AGRL by Messrs. Lam and Vong was approximately $2,870,765 and $2,612,490, respectively.  All amounts due as of September 30, 2015 and December 31, 2014 are considered short-term advances and are due on demand. Messrs. Lam and Vong also guaranteed to AGRL the repayment of the loans made by AGRL to the Promoter Companies.  Any amounts due to AGRL pursuant to the guaranty provided by Messrs. Lam and Vong could have, at AGRL's election, been offset against amounts owing Messrs. Lam and Vong by AGRL pursuant to the agreement. On June 25, 2014, the loans and related guarantees were terminated.

Note 8—Acquisition of King’s Gaming Promotion Limited

On November 10, 2010, the Company completed the purchase of the profit interest pursuant to  a Profit Interest Purchase Agreement  (“King’s Gaming Purchase Agreement”) with Mr. Mok  and Mr. Wong (together, the “King’s Gaming Seller”), to acquire the right to 100% of the profit interest derived by King’s Gaming, effective November 1, 2010, from the promotion of the Wenzhou VIP Room at the Venetian Hotel and Casino in Macau for an aggregate amount of (i) up to $36,000,000, of which $9,000,000 was paid at the closing, and (ii) 1,500,000 Ordinary Shares of the Company (the “Purchase Price”) issued at the closing. The balance of $27,000,000 of the Purchase Price will be maintained as working capital at the cage of King’s Gaming (and shall be the sole property of the Company until paid to the King’s Gaming Seller in accordance with the terms of the King’s Gaming Purchase Agreement) and shall be paid to the Seller in installments of $9,000,000 (each, an “Installment Payment”), subject to meeting a minimum Gross Profit requirement equal to $6,150,000 (the “Minimum Gross Profit Requirement”) for each of the three fiscal years following the closing date commencing with fiscal year 2011, which shall be evidenced by the management prepared financial statements of King’s Gaming approved by the Audit Committee of the Company.  In the event King’s Gaming fails to achieve the Minimum Gross Profit Requirement in any of the three fiscal years following the closing date, the Installment Payment shall be reduced by an amount equal to the product of (x) $9,000,000 and (y) the quotient obtained by dividing (A) the actual Gross Profit for such year, by (B) the Minimum Gross Profit Requirement.

22

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The Earnout Shares, Incentive Shares and Additional Incentive Shares (each as defined in the King’s Gaming Purchase Agreement) shall be released and issued to the Seller as follows:

	Gross Profit Target	Earnout/Incentive	Additional
Year	For Earnout/Incentive Shares	Shares	Incentive Shares
2011	$6,150,000	500,000	*
2012	$7,380,000	500,000	*
2013	$8,860,000	500,000	*
2014	$9,740,000	100,000	*
2015	$10,720,000	100,000	*
2016	$11,790,000	100,000	*
2017	$12,970,000	100,000	*
2018	$14,260,000	100,000	*
2019	$15,690,000	100,000	*
2020	$17,260,000	100,000	*

*- For each $1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares will be issued.  The Seller is not entitled to any Additional Shares on a pro rata basis for multiples of less or greater than $1,000,000.

For the year ended December 31, 2011, Incentive Shares of 500,000 were earned since King’s Gaming met its 2011 Gross Profit Target exceeding $6,150,000 and earned additional incentive shares of 20,000 by exceeding its Gross Profit Target by over $2,000,000.

King’s Gaming did not meet its Gross Profit Targets in year 2012 through 2014 and no incentive shares were issued. Additionally, Mr. Mok has agreed to provide a personal guaranty, for so long as he is employed by the Company or King’s Gaming providing for the guaranty of all obligations of King’s Gaming and the Seller pursuant to the King’s Gaming Purchase Agreement, including, but not limited to any bad debts the Seller network of junket agents may have incurred or may incur in the future.

As of November 10, 2010, the total estimated purchase price of $75,973,890, consisting of $9 million in cash, 1.5 million Ordinary Shares valued at $10.74 per share for a value of $16,110,000, and estimated contingent consideration of $50,863,890 consisting of contingent cash and Ordinary Shares, was allocated based on valuations performed to determine the fair values of the acquired assets, as follows:

Gaming License Deposit	$12,446
Bad Debt Guarantee	466,116
Non-Compete agreement	792,304
Profit interest agreement	59,694,600
Goodwill	15,008,424

Total Estimated Purchase Price	$75,973,890

In accordance with the FASB ASC Topic 805 on business combinations, a liability of $50,857,564 was recognized for the estimated acquisition fair value of the contingent consideration based on the probability of the achievement of the Gross Profit targets at December 31, 2010. Any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the Group’s estimate of the gross profit expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted gross profits are achieved over the earn-out period. A change in the fair value of the acquisition-related contingent consideration could have a material impact on the Group’s statement of operations and financial position in the period of change in estimate.  During the three and nine month periods ended September 30, 2015 and 2014, the Company did not recognize any gains or losses due to the change in the fair value of the contingent consideration utilizing Level 3 fair value measurements as King’s Gaming is not expected to meet the Gross Profit Target and no Ordinary Shares are expected to be issued.  Fluctuations in the market value of the Company's Ordinary Shares and subsequent performance will cause the fair value to increase or decrease and the resulting change will be recognized in earnings.

23

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Management has considered the factors that make up the goodwill recognized in the transaction including the reputation of the VIP gaming room and its former location at the Venetian Hotel and Casino on Cotai in Macau (now located at the Sands Cotai Central Casino). Additional factors include the synergies between the operations of King's Gaming and the operations of Sang Heng, Sang Lung, Bao Li and Oriental VIP Room, including the expanded network of junket agents and the ability to offer higher tier VIP players the opportunity to play at either a high end luxury Cotai location or a high end luxury downtown Macau location. These factors do not qualify for separate recognition in the overall purchase price allocation.

Note 9—Acquisition of Bao Li Gaming Promotion Limited

On September 12, 2012, the Company completed the purchase of the profit interest pursuant to  a Profit Interest Purchase Agreement  (“Bao Li Purchase Agreement”) with Mr. Lou  and Mr. Lei (together, the “Bao Li Seller”), to acquire the right to 100% of the profit derived by Bao Li Gaming, effective September 1, 2012, from the promotion of the VIP gaming room at the City of Dreams Hotel and Casino in Macau for an aggregate amount of $15,000,000, of which $7,500,000 was paid upon the satisfaction of all conditions to closing and $7,500,000 paid at the closing (the “Purchase Price”). Additionally, the Company reimbursed the Seller approximately $146,026 for cash and incentive receivables acquired. For purposes of the Bao Li Purchase Agreement, “Base Rolling Chip Turnover” means $2,500,000,000 of non-negotiable chips that the Bao Li Seller’s network of junket agents purchases from Bao Li Gaming’s and the Company’s VIP gaming rooms attributable to the Bao Li Seller’s network of junket agents at Bao Li Gaming’s existing VIP gaming room and the Company’s existing and future VIP gaming rooms.

In addition, as more fully set forth below, the Company is required to issue to the Bao Li Seller (i) up to an aggregate of $39,000,000 and 1,875,000 Ordinary Shares in the event certain rolling chip turnover targets are achieved for each of the three years following the closing date (the “Base Earnout Payment”), (ii) and additional cash payments and Ordinary Shares in the event the rolling chip turnover targets for each of the three years following the closing date are exceeded, in increments of $25,000,000 (the “Incremental Earnout Payment”).  For each $25,000,000 increment in which the rolling chip turnover target for such year is exceeded, the Company shall pay an additional $130,000 and issue 6,250 Ordinary Shares.  The Bao Li Seller is not entitled to any additional Incremental Earnout Payments in the event that the Seller’s rolling chip turnover exceeds $5,000,000,000. As a result, in any year the maximum Incremental Earnout Payment cannot exceed $13,000,000 in cash and 625,000 in Ordinary Shares. In the event that the Seller fails to achieve the Base Rolling Chip Turnover in any year, the Bao Li Seller will not be entitled to receive any earnout payments.

The Earnout Shares, Incentive Shares and Additional Incentive Shares (each as defined in the Bao Li Purchase Agreement) shall be released and issued to the Bao Li Seller as follows:

	Rolling Chip Turnover Target
Year	For Base Earnout Payments	Base Earnout Cash Payments	Base Earnout Shares	Incremental Earnout Payment
2013	$2,500,000,000	$13,000,000	625,000	*
2014	$2,500,000,000	$13,000,000	625,000	*
2015	$2,500,000,000	$13,000,000	625,000	*

*- For each $25,000,000 increment in which the rolling chip turnover target for such year is exceeded, the Company shall pay an additional $130,000 and 6,250 Ordinary Shares will be issued.

Additionally, Mr. Lou and Mr. Lei have agreed to provide personal guarantees, through December 31, 2015 providing for the guaranty of all obligations of Bao Li Gaming and the Seller pursuant to the Bao Li Purchase Agreement, including, but not limited to any bad debts the Bao Li Seller network of junket agents may have incurred or may incur in the future.

24

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

As of September 12, 2012, the total estimated purchase price of $48,007,120 consisting of $15,146,026 in cash, and estimated contingent consideration of $32,861,094 consisting of contingent cash and Ordinary Shares has been allocated based on valuations performed to determine the fair values of the acquired assets as follows:

Gaming License Deposit	$12,520
Cash and Incentive Receivables	146,026
Bad Debt Guarantee	122,381
Non-Compete agreement	723,484
Profit interest agreement	45,016,159
Goodwill	1,986,550

Total Estimated Purchase Price	$48,007,120

In accordance with the FASB ASC Topic 805 on business combinations, a liability of $14,711,631 and $42,291,631 was recognized for the estimated acquisition fair value of the contingent consideration based on the probability of the achievement of the rolling chip turnover targets at September 30, 2015 and December 31, 2014, respectively. Any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the Group’s estimate of the rolling chip turnover expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted rolling chip turnover targets are achieved over the earn-out period. A change in the fair value of the acquisition-related contingent consideration could have a material impact on the Group’s statement of operations and financial position in the period of change in estimate. During the three and nine month periods ended September 30, 2015, the Company recognized gains of $1,167,818 and $4,925,331, respectively, due to the change in the fair value of the contingent consideration utilizing Level 3 fair value measurements. During the three and nine months ended September 30, 2014, the Company recognized losses of $3,959,534 and $28,209,172, respectively, due to the change in the fair value of the contingent consideration utilizing Level 3 fair value measurements.  Fluctuations in the market value of the Company's Ordinary Shares and subsequent performance will cause the fair value to increase or decrease and the resulting change will be recognized in earnings.

As of September 30, 2015, Bao Li has not achieved the minimum rolling chip target for year 2015. Bao Li achieved the rolling chip target for 2013 and 2014, and Earnout cash and Earnout Ordinary Shares earned and issued are as below:

	Base Earnout	Base Earnout	Incremental Earnout	Incremental Earnout
Year	Cash Payments	Shares Issued	Cash Payments	Shares Issued
2013	$13,000,000	625,000	$13,000,000	625,000
2014	$13,000,000	625,000	$8,320,000	400,000

The following is a reconciliation of the change in fair value of the contingent consideration:

Contingent Consideration as of January 1, 2015	$42,291,631
Payment	(21,320,000)
Ordinary Shares Issued	(1,342,750)
Change in Fair Value of Contingent Consideration	(4,925,331)
Foreign Currency Translation Adjustment	8,081
Contingent Consideration Payable as of September 30, 2015	$14,711,631

Management has considered the factors that make up the goodwill recognized in the transaction including the reputation of the VIP gaming room and its location at the City of Dreams Hotel and Casino in Macau. Additional factors include the synergies between the operations of Bao Li Gaming and the operations of Sang Heng, Sang Lung, King’s Gaming and Oriental VIP Room, including the expanded network of junket agents and the ability to offer higher tier VIP players the opportunity to play at another high end luxury Cotai location or a high end luxury downtown Macau location. These factors do not qualify for separate recognition in the overall purchase price allocation.

25

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following is a summary of the current and long term portions of the estimated contingent consideration expected to be paid for the acquisition of Bao Li Gaming:

Years Ended December 31,	Total Contingent Consideration

2015	$-
2016	14,711,631
$14,711,631

The operations of Bao Li Gaming acquired assets have been included in the results of operations of the Company from September 1, 2012, the date for such inclusion per the acquisition agreement dated September 5, 2012. The acquisition has been accounted for using the acquisition method of accounting and accordingly, the aggregate consideration has been allocated based on estimated fair values as of the acquisition date.

Management determined that the acquisition of the operations of Bao Li from the promotion of a VIP gaming room at the City of Dreams Hotel and Casino in Macau would allow the Company to rapidly expand its operations and network of junket agents and appeal to a wider number of players which may increase revenues at the Company's other VIP gaming rooms.

Note 10 — Acquisition of the Oriental VIP Room

On June 26, 2013, the Company completed the purchase of the profit interest pursuant to  a Profit Interest Purchase Agreement  (“Oriental VIP Room Purchase Agreement”) with Mr. Vong Veng Im (the “Oriental VIP Room Seller”), to acquire the right to 100% of the profit derived from the operations, effective July 1, 2013, from the promotion of a VIP gaming room at the Le Royal Arc Casino in Macau for an aggregate amount of $20,000,000 in cash, of which $10,000,000 was paid at the closing and $10,000,000 was paid at a subsequent closing (the “Purchase Price”), upon the completion of certain conditions. Mr. Vong is a collaborator for the gaming promoter license holder at the Le Royal Arc Casino.

For purposes of the Oriental VIP Room Purchase Agreement, “Base Rolling Chip Turnover” means $2,500,000,000 of non-negotiable chips that the Oriental VIP Room Seller’s network of junket agents purchases from Oriental VIP Room’s and the Company’s VIP gaming rooms.

In addition, as more fully set forth below, the Company is required to pay and issue to the Oriental VIP Room Seller (i) up to an aggregate of $39,000,000 and 1,875,000 Ordinary Shares in the event certain rolling chip turnover targets are achieved for each of the three 12 month periods ending June 30, 2014, 2015 and 2016 following the closing date (the “Base Earnout Payment”), (ii) and additional cash payments and Ordinary Shares in the event the rolling chip turnover targets for each of the three 12 month periods ending June 30, 2014, 2015 and 2016 following the closing date are exceeded, in increments of $25,000,000 (the “Incremental Earnout Payment”).  For each $25,000,000 increment in which the rolling chip turnover target for such year is exceeded, the Company shall pay an additional $130,000 and issue 6,250 Ordinary Shares.  The Oriental VIP Room Seller is not entitled to any additional Incremental Earnout Payments in the event that the Seller’s rolling chip turnover exceeds $5,000,000,000. As a result, in any year the maximum Incremental Earnout Payment cannot exceed $13,000,000 in cash and 625,000 in Ordinary Shares. In the event that the Seller fails to achieve the Base Rolling Chip Turnover in any year, the Oriental VIP Room Seller will not be entitled to receive any earnout payments. If the Oriental VIP Room Seller achieves an aggregate Rolling Chip Turnover of at least $15,000,000,000 for the 36 month period ending June 30, 2016, the Company shall pay an additional $2,500,000 for every $1,000,000,000 of rolling chip turnover in excess of $15,000,000,000 up to a maximum of $12,500,000.

26

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The Earnout Shares, Incentive Shares and Additional Incentive Shares (each as defined in the Oriental VIP Room Purchase Agreement) shall be released and issued to the Oriental VIP Room Seller as follows:

	Rolling Chip Turnover Target
12 Month Period	For Base Earnout Payments	Base Earnout Cash Payments	Base Earnout Shares	Incremental Earnout Payment
June 30, 2014	$2,500,000,000	$13,000,000	625,000	*
June 30, 2015	$2,500,000,000	$13,000,000	625,000	*
June 30, 2016	$2,500,000,000	$13,000,000	625,000	*

*- For each $25,000,000 increment in which the rolling chip turnover target for such year is exceeded, the Company shall pay an additional $130,000 and 6,250 Ordinary Shares. In addition, an aggregate rolling chip turnover of at least $15,000,000,000 for the 36 month period ending June 30, 2016 the Company shall pay an additional $2,500,000 for every $1,000,000,000 of rolling chip turnover in excess of $15,000,000,000 up to a maximum of $12,500,000.

Additionally, Mr. Vong Veng Im has agreed to provide a personal guarantee, through June 30, 2016 providing for the guaranty of all obligations of Oriental VIP Room and the Oriental VIP Room Seller pursuant to the Oriental VIP Room Purchase Agreement, including, but not limited to any bad debts the Oriental VIP Room Seller network of junket agents may have incurred or may incur in the future.

As of June 26, 2013, the total estimated purchase price of $57,803,560 consisting of $10,000,000 in cash, and estimated contingent consideration of $47,803,560 consisting of contingent cash and Ordinary Shares has been allocated based on valuations performed to determine the fair values of the acquired assets as follows:

Bad Debt Guarantee	$16,881
Non-Compete agreement	305,927
Profit interest agreement	56,758,004
Goodwill	722,748

Total Estimated Purchase Price	$57,803,560

In accordance with the FASB ASC Topic 805 on business combinations, a liability of $14,947,026 and $41,404,026 was recognized for the estimated acquisition fair value of the contingent consideration based on the probability of the achievement of the rolling chip turnover targets at September 30, 2015 and December 31, 2014, respectively. Any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the Group’s estimate of the rolling chip turnover expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted rolling chip turnover targets are achieved over the earn-out period. A change in the fair value of the acquisition-related contingent consideration could have a material impact on the Group’s statement of operations and financial position in the period of change in estimate. During the three and nine month periods ended September 30, 2015, the Company recognized gains of $296,694 and a gain of $9,864,995, respectively, due to the change in the fair value of the contingent consideration utilizing Level 3 fair value measurements.  During the three and nine months ended September 30, 2014, the Company recognized losses of $3,058,480 and $34,492,531, respectively, due to the change in the fair value of the contingent consideration utilizing Level 3 fair value measurements.   Fluctuations in the market value of the Company's Ordinary Shares and subsequent performance will cause the fair value to increase or decrease and the resulting change will be recognized in earnings.

27

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The Oriental VIP Room achieved the rolling chip target for 12 month periods ended June 30, 2015 and 2014 and Earnout cash and Earnout Ordinary Shares earned and issued are as below:

		Base Earnout	Incremental	Incremental Earnout
	Base Earnout	Shares	Earnout	Shares
Period ended	Cash Payments	Issued/Earned	Cash Payments	Issued/Earned
June 30, 2014	$13,000,000	625,000	$13,000,000	625,000
June 30, 2015	$13,000,000	625,000	$1,950,000	93,750

The following is a reconciliation of the change in fair value of the contingent consideration:

Contingent Consideration as of January 1, 2015	$41,404,026
Payment	(14,950,000)
Ordinary Shares Issued	(1,645,938)
Change in Fair Value of Contingent Consideration	(9,864,995)
Foreign Currency Translation Adjustment	3,933
Contingent Consideration Payable as of September 30, 2015	$14,947,026

Management has considered the factors that make up the goodwill recognized in the transaction including the reputation of the VIP gaming room and its location at the Le Royal Arc Casino in Macau. Additional factors include the synergies between the operations of the Oriental VIP Room and the operations of Sang Heng, Sang Lung, Bao Li Gaming and King’s Gaming, including the expanded network of junket agents and the ability to offer higher tier players the opportunity to play at another high end luxury downtown Macau location or a high end luxury Cotai location. These factors do not qualify for separate recognition in the overall purchase price allocation.

Management determined that the acquisition of the operations of Oriental VIP Room at the Le Royal Arc Casino in Macau would allow the Company to expand its operations in downtown Macau and appeal to a wider number of players. Prior to the acquisition, the Company's had only one VIP gaming room in downtown Macau. Additionally, the acquisition of the operations of Oriental VIP Room brought an additional network of junket agents and collaborators that may increase revenues at the Company's Macau VIP rooms.

The following is a summary of the current and long term portions of the estimated contingent consideration expected to be paid for the acquisition of the Oriental VIP Room:

Years Ended December 31,	Total Contingent Consideration

2015	$-
2016	14,947,026
$14,947,026

Note 11 — Shareholders’ Equity

Ordinary Shares

Iao Kun is authorized to issue 500,000,000 Ordinary Shares, par value $.0001.  The authorized Ordinary Shares was increased from 200,000,000 to 500,000,000 as a result of a shareholder vote on September 24, 2013. The following summarizes the Ordinary Shares issued relating to achieving earnings targets or rolling chip turnover targets in association with the Company’s acquisitions of King’s Gaming, Bao Li Gaming and Oriental VIP room.

28

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

	Nine Months Ended		Years Ended December 31,
	September 30, 2015		2014		2013

King's Gaming (Note 8)	-	(1)	-	(1)	-	(1)

Bao Li Gaming (Note 9)	1,025,000	(2)	1,250,000	(2)	N/A

Oriental VIP Room (Note 10)	718,750	(3)	1,250,000	(3)	N/A

(1)	King’s Gaming did not meet its Gross Profit Target for the years ended December 2014, 2013 or 2012, and therefore no shares for achieving those performance targets were issued.
(2)	Bao Li achieved the minimum rolling chip target and also reached the incremental earn out rolling chip target for 2013 and 2014, and therefore an aggregate of 1,250,000 and 1,025,000 Ordinary Shares were issued in the third quarter of 2014 and the second quarter of 2015, respectively.
(3)	The Oriental VIP Room achieved the minimum rolling chip target and also reached the incremental earn out rolling chip target for the 12 months ended June 30, 2014, and therefore an aggregate of 1,250,000 Ordinary Shares were issued in the fourth quarter of 2014. The Oriental VIP Room achieved the minimum rolling chip target and also reached an additional incremental earn out rolling chip target for the 12 months ended June 30, 2015 and a total of 718,750 Ordinary Shares were issued during the third quarter of 2015.

The holders of the Ordinary Shares have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the Ordinary Shares.

Directors Compensation

All of the Company’s directors presently receive annual compensation of $30,000 in cash and $20,000 in Ordinary Shares, valued at the average of the closing prices of the Ordinary Shares over the three-month period preceding the end of each fiscal year. The Ordinary Shares will be issued the following year.  The chairman of the audit committee will receive additional annual cash compensation of $10,000 and the other members of the audit committee will each receive additional annual cash compensation of $5,000. The chairman of the compensation and nominating committees each receive additional annual cash compensation of $5,000 and the other members of these committees each receive additional annual cash compensation of $3,000. Each director will also receive cash compensation of $1,000 for each board or committee meeting that he or she attends (whether in person or telephonically) that is at least an hour in duration and $500 for each board or committee meeting he or she attends that is less than an hour in duration.  Total director fees charged to operations during the three month periods ended September 30, 2015 and 2014 were $124,250 and $124,250, respectively; and during the nine month periods ended September 30, 2015 and 2014 were $372,750 and $372,750, respectively.

Share Repurchase Program

In March 2013, the Board of Directors established a new share repurchase program with an expiration date at any time in the discretion of appropriate company officers (the “2013 Repurchase Plan”). The 2013 Repurchase Plan authorizes the Company to purchase up to four million of its Ordinary Shares on the open market at prices to be determined by the Company’s management. During the year ended December 31, 2013, the Company repurchased an aggregate of 732,900 Ordinary Shares for an aggregate purchase price of $2,295,849 pursuant to the 2013 Repurchase Plan.  During the year ended December 31, 2014, the Company repurchased an aggregate of 1,415,300 Ordinary Shares for an aggregate purchase price of $4,193,554 pursuant to the 2013 Repurchase Plan. During the nine month period ended September 30, 2015, there were no shares repurchased.

29

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Dividend

The Board of Directors has authorized a regular cash dividend each year after the release of the Company’s financial results for the six months ending June 30 (the “Six Month Dividend”), an amount per outstanding ordinary share to: (i) 15% of the Company’s non-GAAP net income (defined as operating income before amortization of intangible assets and change in fair value of contingent consideration) for the most recently completed six months ended June 30, divided by (ii) the number of Ordinary Shares outstanding on the record date for such dividend; and, an annual dividend each year after the release of the Company’s annual financial results (the “Annual Dividend”), equates to an amount per outstanding ordinary share equal to (i) 15% of the Company’s non-GAAP net income for the most recently completed fiscal year, less the amount paid pursuant to the immediately previous six-month dividend, divided by (ii) the number of Ordinary Shares outstanding on the record date for such dividend. For the Six Month Dividend payable for 2014, this is equal to a dividend of approximately $0.026 per share, which was paid on October 14, 2014. An additional dividend totaling $1,038,967 was paid on June 22, 2015 for 2014 Annual Dividend based upon the number of Ordinary Shares outstanding on June 5, 2015. For the Six Month Dividend payable for 2015, this is equal to a dividend of approximately $0.014 per share, which was paid on October 19, 2015.

The record date for each period’s dividend will be set by the Company’s management to be as close as practicable to, but no less than, 15 days after the public release by the Company of the financial results for the applicable six-month period and fiscal year end. The payment date for each period’s dividend will be set by the Company’s management to be as close as practicable to, but no less than, 10 days after the record date.

Payment Date	Amount

September 2, 2011	$3,880,406

April 18, 2012	$7,527,988

August 31, 2012	$5,094,140

April 26, 2013	$4,142,199

September 20, 2013	$4,803,178

October 14, 2014	$1,539,260

June 22, 2015	$1,038,967

October 19, 2015	$870,745

Preferred Stock

The Company is authorized to issue 1,150,000 preferred shares with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. There are no issued and outstanding preferred shares at September 30, 2015 and December 31, 2014.

30

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Ordinary Shares Reserved for Future Issuance

At September 30, 2015 and December 31, 2014, the Company has reserved the following Ordinary Shares of its authorized but unissued Ordinary Shares for possible future issuance:

	September 30, 2015	December 31, 2014

Officer and Director Shares	28,200	28,200

Contingently Issuable Incentive Shares-King's Gaming	600,000	600,000

Contingently Issuable Incentive Shares-Bao Li Gaming	1,250,000	2,275,000

Contingently Issuable Incentive Shares-Oriental VIP Room	1,250,000	2,500,000

Total	3,128,200	5,403,200

Hong Kong Stock Exchange Listing

On February 9, 2015, the Company was notified by the Hong Kong Stock Exchange (the "Stock Exchange") that based on the information provided to the Stock Exchange that, due to the declining financial performance of the Company, the unpredictability of the Company's revenues, the overall market conditions and the near term industrial outlook in Macau, and certain related party payments made to Pak Si, the Stock Exchange is unable to proceed further with the Company's listing application and the Company has elected to not continue with the application process at this time. Total expenses incurred for Hong Kong listing, included in Selling, General and Administrative expenses, were approximately $0 and $1,604,000 for three month periods ended September 30, 2015 and 2014, respectively; and $159,000 and $1,742,000 for nine month periods ended September 30, 2015 and 2014, respectively.

Note 12 — Commitments and Contingencies

Employment Agreements

AGRL entered into employment agreements with five executive officers: Mr. Lam (Chairman of the Board), Leong Siak Hung (Former Chief Executive Officer), Li Chun Ming (Former Chief Financial Officer), Mr. Vong (Director), and Lam Chou In (Operating Officer) that became effective upon the closing of the acquisition of AGRL.  Upon the closing of the acquisition of King’s Gaming, Iao Kun has entered into two additional employments contracts with Mr. Mok and Mr. Wong. Upon the closing of the acquisition of Bao Li, the Company entered into employment agreements with Mr. Lou and Mr. Lei. Upon the acquisition of the Oriental VIP Room, the Company entered into a 5 year employment agreement with Vong Veng Im. Beginning July 1, 2013, the Company entered into a two year employment agreement with Chien Lee, Chief Strategic Officer, which was terminated on June 9, 2014. Upon termination the Company entered into a consulting agreement with Mr. Chien under similar terms. The employment agreements for the Former Chief Executive Officer and Former Chief Financial Officer expired in February 2013 and continued on the same terms (subject to increases) on a month to month basis until April 30, 2015, upon their resignations. The agreement with Mr. Lam expired on February 2, 2015 and are continuing on the same terms on a month to month basis.

On May 1, 2015, the Company entered into employment agreements with Mr. Vong (Chief Executive Officer), Mr. Lam Chou In (Chief Operating Officer) and Mr. Yip Cheuk Fai (Chief Financial Officer). Each of the agreements is for a period of three years and each executive is entitled to paid vacation in accordance with the Company’s policies and other customary benefits.

Annual minimum compensation for the terms of the employment agreements for terms greater than one year, as amended, is as follows at September 30, 2015:

2015 (3 months)	$300,000
2016	1,036,000
2017	928,000
2018	258,000
Total	$2,522,000

31

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The employment agreements provide that the executive, during the period of five years following the termination of his employment, shall not compete with AGRL or solicit any of its employees. The agreements with each of Leong Siak Hung, Li Chun Ming Raymond, Lam Man Pou, Vong Hon Kun and Lam Chou In contain provisions prohibiting the executives, during their respective terms of employment, from selling, hypothecating or otherwise transferring more than 20% of any Ordinary Shares that may be transferred to them by Spring Fortune from shares it received or receives as a result of the acquisition. If an executive’s employment is terminated for any reason prior to the expiration of the employment term, or if the executive breaches the confidentiality and non-competition and non-solicitation provisions of his employment agreement, the executive is obligated to transfer and assign to the Company all securities then held by him and all rights to receive securities in the future, which securities will be canceled.

Total compensation charged to operations during the three month periods ended September 30, 2015 and 2014, related to these employment contracts were $320,938 and $319,829, respectively; during the nine month periods ended September 30, 2015 and 2014, related to these employment contracts were $815,727 and $1,020,177, respectively.

Office Lease

The Company has office leases in Hong Kong and Macau for executive offices which expire in September 2015 and April 2016, respectively.  The Company also rents a storage space on a month to month basis for $1,547 per month. Minimum future lease payments are $10,679 and $14,239 for the years ended December 31, 2015 and 2016, respectively. Rent expense was $24,857 and $22,702 for the three month periods ended September 30, 2015 and 2014, respectively; $72,194 and $68,925 for the nine month periods ended September 30, 2015 and 2014, respectively.

Gaming Table Rentals

Starting from August 1, 2013, the Company paid a monthly rental of approximately $425,000 for six gaming tables in its Oriental VIP Room in order to have a greater percentage of revenue sharing. Beginning in January 2015, the Company reduced the gaming tables from six to four gaming tables in its Oriental VIP Room and the monthly rental was reduced to approximately $309,000, which was further reduced to $284,000 in May 2015 and $258,000 beginning in June 2015. Beginning in September 2015, the Company no longer pays a monthly rental for gaming tables and has reduced its percentage of revenue sharing. Rental expense charged to operations for gaming table rentals was $516,076 and $1,277,238 for the three month periods ended September 30, 2015 and 2014, respectively; $2,295,826 and $3,830,133 for the nine month periods ended September 30, 2015 and 2014, respectively.

Revenue Sharing

Beginning in September 2012, the Company adopted a new program to allow certain cash basis junket agents (non-marker) to share in the risk of wins and losses in the VIP gaming rooms. The maximum percentage of sharing that the junket agent may elect to share in the risk of wins and losses is limited to their percentage of rolling chip turnover during the previous month. The junket agent must make its election by the second day of the subsequent month and may elect from zero percent to the maximum percent. A total of approximately $103,000 was recorded as additional commission expense in October 2015 for participating junket agents based on September 2015 rolling chip turnover. Due to fluctuations in wins and losses as well as the agents’ participation levels, the total amount of revenues and losses shared as well as their percentage of rolling chip turnover may fluctuate significantly.

Certain Risks and Uncertainties

The Group’s operations in Macau are dependent on the annual renewal of the gaming licenses by the Macau SAR to the Promoter Companies and the registration of the Collaborator by the licensed gaming promoter.  The tenure of the Promotion Entities acting as gaming promoters and collaborator for the Casinos is subject to the Gaming Representative / Gaming Promoter Arrangements and Collaborator Agreement.

32

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The Group may not be able to collect all of their markers receivable from the junket agents. Management expects that the Group will be able to enforce these obligations only in a limited number of jurisdictions, including Macau. To the extent that junket agents of the Group, through the Promotion Entities, are from other jurisdictions, the Group may not have access to a forum in which they will be able to collect all of their markers receivable because, among other reasons, courts of many jurisdictions do not enforce gaming debts and the Group may encounter forums that will refuse to enforce such debts. The Group’s inability to collect gaming debts could have a significant negative impact on their operating results.

The Group receives all of their revenue from casino operators within the Asia-Pacific Region. If economic conditions in these areas were to decline materially or additional casino licenses to new casino operators were awarded in these locations, the Group’s consolidated results of operations could be materially affected.

Note 13 — Related Party Transactions

Management Agreements

Part of day-to-day management and operation of the VIP gaming rooms is contracted by the Promotion Entities in Macau to Pak Si Management and Consultancy Limited of Macau (“Pak Si”), a related party management company that is responsible for hiring and managing staff needed for operations.  This includes local managers and executives to provide supervision, finance and cage personnel, public relations, drivers and other service staff (waiters, cleaners, etc.).  The agreements renew annually. The principal of Pak Si is the sister-in-law of Mr. Vong, a Director of the Company and its Chief Executive Officer.

Beginning in July 2013, the Oriental VIP Room entered into a management agreement with Pak Si for $103,000 per month.

Effective July 1, 2014, the monthly payments were reduced for Sang Heng and Sang Lung from $155,000 to $142,000 each, and Bao Li, King’s Gaming and the Oriental VIP Room were reduced from $103,000 to $97,000 each.

Effective January 1, 2015, the monthly payments were reduced for Sang Heng and Sang Lung from $142,000 to $103,000 each, and Bao Li, King’s Gaming and the Oriental VIP Room were reduced from $97,000 to $65,000 each.

Total expenses for Pak Si's services were $1,199,721 and $1,722,392 during the three month periods ended September 30, 2015 and 2014, respectively; and $3,598,514 and $5,435,694 during the nine month periods ended September 30, 2015 and 2014, respectively.  Amounts due to Pak Si as of September 30, 2015 and December 31, 2014 were $399,995 and $573,897, respectively, and have been recorded in accrued expenses.

Entertainment Expense

The Group incurred entertainment expense for catering and restaurant services provided by a related party in which three directors have the majority ownership interest. Such entertainment expense were $76,865 and $153,358 during the three month periods ended September 30, 2015 and 2014, respectively; and $302,913 and $511,952 during nine month periods ended September 30, 2015 and 2014, respectively.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis contains forward-looking statements about our plans and expectations of what may happen in the future. Forward-looking statements are based on a number of assumptions and estimates that are inherently subject to significant risks and uncertainties, and our results could differ materially from the results anticipated by our forward-looking statements as a result of many known and unknown factors.

You should read the following management discussion and analysis (“MD&A”) in conjunction with the unaudited consolidated financial statements and related footnotes thereto included in this report for the three and nine months ended September 30, 2015 and the audited consolidated financial statements and related footnotes thereto included in our annual report on Form 20-F for the year ended December 31, 2014. All capitalized terms in this MD&A that are not defined shall have the meaning ascribed to them in the Notes to the Consolidated Financial Statements included herewith.

OVERVIEW

We are a Cayman Islands company listed on the NASDAQ. We conduct VIP gaming promotion business at five VIP gaming rooms located in major casinos in Macau and two major casinos in Australia through the Promotion Entities, which include the Promoter Companies, the Collaborator (who are licensed gaming promoters and DICJ registered gaming collaborator) in Macau and Junket Operator in Australia (the terms “Promotion Entities,” “Promoter Companies,” Collaborator,” and “Junket Operator” are defined in the notes to the financial statements included with this report on Form 6-K). The principal business activities of our subsidiaries are to hold profit interest agreements with the Promotion Entities that confer upon us the right to enjoy all the economic benefits of the Promotion Entities, exercise effective control over the structure and the underlying assets and net worth of the Promotion Entities. Since September 1, 2012, we have generated revenue by sharing a pre-determined percentage of the net gaming win/loss of the VIP Rooms with the respective casino operators and L’Arc Promoter in Macau. Prior to that, except for the MGM Iao Kun VIP room, which was under a revenue sharing model with the casino, we generated revenue by receiving a pre-determined fixed rate commission of not more than 1.25% of the rolling chip turnover in the VIP Rooms from the casino operators in Macau. Revenue from VIP operation in Australia is based upon a mutually-agreed percentage of the rolling chip turnover. Virtually all of the Promotion Entities’ revenue is ultimately generated by VIP players who are brought to the VIP Rooms by our management team and junket agents.

BASIS OF PRESENTATION

The Financial Information has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

(All figures are in thousands except earnings (loss) per share)

Statements of operations data (unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014

Revenue	$22,395	$51,917	$85,966	$181,549
Expenses
Commission to junket agents	(15,604)	(47,136)	(62,855)	(151,635)
Selling, general and administrative expenses	(4,347)	(5,485)	(14,383)	(19,346)
Special rolling tax	(127)	(432)	(520)	(1,376)
Impairment of goodwill	-	-	(17,754)	-
Amortization of intangible assets	(4,093)	(4,093)	(12,276)	(12,274)
Operating loss before change in fair value of contingent consideration	(1,775)	(5,230)	(21,822)	(3,083)
Change in Fair value of Contingent Consideration for the acquisitions	1,465	(7,018)	14,790	(62,702)

Net loss before tax	(310)	(12,248)	(7,032)	(65,784)
Income tax expense	-	-	-	-
Net loss for the period attributable to Ordinary Shareholders	(310)	(12,248)	(7,032)	(65,784)
Other comprehensive income (loss) after tax	50	(407)	103	(326)
Total comprehensive loss for the period attributable to Ordinary Shareholders	$(260)	$(12,656)	$(6,929)	$(66,110)
GAAP loss per share
Basic	$(0.01)	$(0.20)	$(0.11)	$(1.09)
Diluted	$(0.01)	$(0.20)	$(0.11)	$(1.09)

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Balance sheet data

	September 30,	December 31,
	2015	2014
	(unaudited)
Current assets	$191,862	$201,573
Non-current assets	$110,035	$140,068
Current liabilities	$96,488	$83,089
Non-current liabilities	$-	$47,294
Total shareholders’ equity	$205,409	$211,258

Cash flow data (unaudited)

	For the nine months ended September 30, 2015	For the nine months ended September 30, 2014

Net cash provided by operating activities	$35,119	$58,559
Net cash used in investing activities	(3)	(304)
Net cash used in financing activities	(37,052)	(52,124)
Net (decrease) increase in cash and cash equivalents	$(1,936)	$6,131

SIGNIFICANT FACTORS AFFECTING OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Macau’s gaming and tourism markets

Our business is and will be influenced most significantly by the growth or decline of the gaming and tourism markets in Macau. Rapid growth in the Macau gaming market commenced with the decision to grant new gaming concessions by the Macau Government in late 2001, and this growth has been facilitated by a number of drivers and initiatives which include, among others, favorable population demographics and economic growth across each of our Asian tourism source markets, substantial capital investment made by concessionaires in the development of branded and diversified destination resort properties, and the demonstrated commitment by central and local governments to improve or develop infrastructure connecting Macau with the rest of greater China. From 2008 to 2014, gross gaming revenues in Macau increased at a compound annual growth rate (“ CAGR”) of 21.67% and the number of hotel guests staying in Macau increased at a CAGR of 5.0%, according to the Gaming Inspection and Coordination Bureau (“DICJ”) and the Directhe dos ServiSer de Estatstatip e Censos (Statistics and Census Service) (“DSEC”), respectively. In 2011, 2012, 2013 and 2014, gross gaming revenues in Macau reached US$33.4 billion, US$38.0 billion, US$45.2 billion and US$44.1 billion, respectively, according to the DICJ. In the years ended December 31, 2011, 2012, 2013 and 2014, the total number of hotel guests staying in Macau was approximately 8.6 million, 9.5 million, 10.7 million and 10.7 million, respectively, according to the DSEC.

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The total number of visitors to Macau increased at a CAGR of 5.46% from 2008 to 2014 according to the DSEC. In 2011, 2012, 2013 and 2014, there were approximately 28.0 million, 28.1 million, 29.3 million and 31.5 million visitors to Macau, respectively, according to the DSEC. A majority of these visitors come from greater China. Stable progress in the economic expansion of the domestic economy in China and further development of policy measures designed to advance economic cooperation between the Pearl River Delta, Hong Kong and Macau are key to the future development of our business opportunities. Starting from the first quarter of 2015, the number of visitors to Macau, particularly visitors from China’s Guangdong province (where most visitors to Macau come from), began to decline significantly due to Chinese government policies and regulatory factors.

According to the DICJ, gross gaming revenues in Macau increased by 13.4% from 2011 to 2012, increased by 18.6% from 2012 to 2013, and decreased by 2.5% from 2013 to 2014. According to the DICJ, gross gaming revenues in Macau decreased by 36.2% from the first nine months of 2014 to the first nine months of 2015, primarily due to the decline in revenue of VIP baccarat since 2012, which accounted for 73.2%, 69.3%, 66.1%, 60.5%, and 55.8% of total gross gaming revenue in Macau in 2011, 2012, 2013, 2014 and the first nine months of 2015, respectively. Such decline was primarily a result of slower economic growth in parts of mainland China and the on-going anti-corruption campaign in mainland China, as well as the continued tightening of government policies (including visa restrictions and credit card usage) by the Chinese government in recent years. The continued economic slowdown in mainland China may adversely affect the Macau gaming industry and our results of operations.

Our credit extension policies

The availability of cage capital and our credit extension policies have significant impact on our revenue. Our cage capital mainly consists of retained earnings, lines of credit from casino operators and temporary credit from certain shareholders. As of September 30, 2015, we had an aggregate of US$57.5 million in total available lines of credit from casino operators in Macau and Australia, and the casino operators may extend temporary credit in excess of this amount to us from time to time.

In light of the decreasing trend of VIP baccarat, the casino game offered in the VIP Rooms, as well as the slower growth of China’s economy; the on-going anti-corruption campaign and the continued tightening of government policies in recent years, we have adopted a prudent approach in the extension of gaming credit since May 2012 by (i) tightening gaming credit to VIP gaming patrons; and (ii) taking steps to closely monitor the collection of outstanding markers. As a result, our total rolling chip turnover in 2012, 2013, 2014 and the nine months ended September 30, 2015 were adversely impacted. While our efforts to monitor the collection of outstanding markers have successfully mitigated our risk of bad debt, we have experienced a lengthening of the collection period on certain markers, though they remain within our collection policy of 180 days.

To effectively mitigate the adverse impact such tightening of credit had on our operating results, we have been pursuing strategic acquisitions to enlarge our junket agent base, similar to the Bao Li Acquisition in 2012 and the Oriental VIP Room Acquisition in 2013. In addition, we believe that VIP Gaming Promoters and Collaborators with fewer financial resources than we have will either cease operations or be targets for acquisition as the VIP Gaming sector consolidates into fewer, more financially secure VIP Gaming Promoters.  As a result of our conservative extension of credit, we believe we are well positioned to expand our operations as part of this consolidation.  While we have not identified specific VIP Gaming Promoters and Collaborators for acquisition, we continue to evaluate the sector and the potential expansion opportunities including overseas.

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We have offered higher fixed commission rates to non-credit agents (agents that we do not extend credit to) since January 2013 and implemented a super-agent program in September 2012, which provides certain non-credit agents an option to participate in sharing our overall win/loss each month based on their proportionate contribution of our total rolling chip turnover of the previous month in addition to receiving a fixed rate commission. We intend to continue such initiatives in an effort to attract a higher proportion of non-credit agents who have the financial resources to purchase non-negotiable chips from us rather than relying on gaming credit extended by us, which in turn increases the number of VIP players and rolling chip turnover without additional credit risk.

Our network of junket agents

Virtually all our revenue is ultimately generated by VIP players brought to the VIP Rooms by junket agents. With the decreasing trend of VIP gaming in Macau, the competition for services provided by junket agents has increased. Our network of junket agents, our ability to maintain good relationships with them and our ability to continue to develop relationships with new junket agents will continue to have a significant impact on our results of operations.

Our revenue model

Macau

Beginning September 1, 2012, we changed our remuneration model from a fixed rate commission of not more than 1.25% of rolling chip turnover to a revenue sharing model where we currently share 40% to 45% of the net gaming win/loss before expenses with the respective casino operators and L’Arc Promoter in Macau. In respect of the Oriental VIP Room, we elected to pay a fixed amount of table rental to the L’Arc Promoter in exchange for a higher percentage of net gaming win/loss. Beginning in September 2015, we are no longer paying a table rental fee and our percentage of net gaming win/loss was reduced.

Such a shift in revenue model was affected primarily taking into consideration the following:

·	the industry trend of shifting from a fixed rate commission model to a revenue sharing model, which is currently the standard model of compensating gaming promoters and is believed to be preferred by the concessionaires who prefer a less volatile earnings stream provided by the revenue sharing model;
·	depending on the win/loss of the VIP Rooms, we may generate higher revenue under a revenue sharing model;
·	our expansion into five VIP gaming rooms following the acquisitions in 2012 and 2013 provided us with more tables and enabled us to spread the risk of fluctuation in our operating results;
·	our increased cage capital;
·	a revenue sharing model gains us access to additional casinos which operate exclusively under such model; and
·	a revenue sharing model increases our competitiveness in attracting non-credit agents.

Our operating results under the revenue sharing model directly correlate with the win/loss rate in the VIP Rooms and are therefore subject to greater fluctuation as compared to a fixed rate commission model. As a result, our short-term results may be materially affected by the win/loss variances in the VIP Rooms and may not be indicative of our future performance. As a result of the shift in revenue model, our revenue as a percentage of rolling chip turnover changed from 1.26% in 2011, to 1.30% in 2012, 1.39% in 2013, 1.41% in 2014, and to 1.65% during the nine months ended September 30, 2015. However, according to Union Gaming, the generally expected win rate for VIP baccarat, the table game played at the VIP Rooms, is between 2.7% to 3.0% and our quarterly win rates from January 1, 2011 to September 30, 2015 ranged from 2.18% to 4.19%.

37

Since our change in revenue model, we have increased commission payments to non-credit agents and have allowed super-agents to participate in sharing our overall win/loss, which contributed to an overall higher percentage of commission paid to junket agents in relation to rolling chip turnover. As our network of non-credit agents and super-agent program expand, we expect a higher percentage of commission to junket agents in relation to rolling chip turnover.

Australia

On May 15, 2015, we entered into agreements to acquire all of the profit interests of Mr. Lou Kan Kuong (“Mr. Lou”) for acting as a junket operator for the Crown Perth Casino in Perth, Australia and for the Crown Melbourne Casino in Melbourne, Australia for $200 of consideration in total. Mr. Lou, who is currently an officer of IKGH, entered into agreements to act as a junket operator for the above two Casinos on June 24, 2013. We have started trial operations in the Australian casinos to gain a greater understanding of the preferences of our junket agents and VIP players and the logistics of the market. As of today, nominal revenues have been generated by the Australia operation, equal to our costs as we test this market. We receive a fixed percentage of the rolling chip turnover we generate at the Australian casinos and do not currently share in the win/loss results. The profit interests were acquired as an asset purchase for the historical costs of establishing the agreements between Mr. Lou and Australian Casinos as a related party transaction. We entered into the agreement to expand to overseas markets for our existing agent network in Macau.

Goodwill Impairment

Goodwill is recorded when the purchase price for an acquisition exceeds the estimated fair value of the net tangible and identified intangible assets acquired. The Company currently has only one reporting unit which is the gaming promotion business mainly located in Macau. Current operations in Australia are managed under the same reporting unit as Macau. As our international business expands, we may have additional reporting units.

The Company has adjusted the rolling chip turnover guidance to reflect the decline in revenue of the VIP gaming business in Macau. During the first nine months of 2015, the Company has been actively exploring alternatives to diversify the source of revenue in overseas markets. These results, along with changes in the competitive marketplace led to a shift in strategic direction and reduced future revenue and profitability expectations for the business. As a result of these changes in strategy and expectations, the Company forecasted reductions in rolling chip turnover growth rates and lower future cash flows used to estimate the fair value of the business unit, which resulted in an impairment charge for goodwill recorded in the consolidated financial statements.

Refer to the Note 4, Goodwill and other intangible assets, of the notes to the Consolidated Financial Statements, for further information.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial information. We describe our significant accounting policies in Note 2, Summary of Significant Accounting Policies, of the Notes to unaudited Consolidated Financial Statements included in this report. Our unaudited consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial reporting. In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the financial position, the results of its operations and cash flows. Operating results as presented are not necessarily indicative of the results to be expected for a full year. These financial statements and related notes should be read in conjunction with the financial statements and notes thereto included in the Company’s Form 20-F filed on April 14, 2015 with the Securities and Exchange Commission for the year ended December 31, 2014. Certain of our accounting policies require that management apply significant judgments in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with U.S. GAAP. Judgments are based on historical experience, terms of existing contracts, industry trends and information available from outside sources, as appropriate. However, by their nature, judgments are subject to an inherent degree of uncertainty, and, therefore, actual results could differ from our estimates.

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Management regularly evaluates accounting estimates, including those relating to income taxes, intangible assets and amortization, impairment of goodwill, fair value of contingent consideration payables, and impairment of markers receivable.

CERTAIN STATEMENTS OF OPERATIONS ITEMS

Revenue from VIP gaming promotion operations

Our source of revenue is primarily commissions received from the casino operators and the L’Arc Promoter from VIP gaming promotion operations in Macau. We have started trial operations in Australia and believe the operations will contribute to future revenues. We also received a small amount of service revenues which are disbursement income from junket agents for providing transportation, accommodation, food and beverage and other complimentary services to them starting from 2013. The profits derived from our VIP gaming promotion operations depend on the gaming volumes and win rate in the VIP Rooms. Revenue from VIP gaming promotion operations in Macau is recorded based on our share of the gaming win/loss, and prior to September 2012, primarily as a fixed percentage of rolling chip turnover in the VIP gaming rooms. Our Australian operations are based upon a fixed percentage of rolling chip turnover.

Commission to junket agents

We pay commissions to junket agents typically based on their rolling chip turnover. We do not pay commissions with respect to direct business VIP players sourced by our management team. We implemented a super-agent program in September 2012 which allowed certain non-credit agents to participate in sharing overall win/loss with us in addition to receiving a fixed rate commission in Macau. During the nine month periods ended September 30, 2015 and 2014, the junket agents who participated in such super-agent program received more commissions than they would have under the fixed rate commission model.

Selling, general and administrative expenses

Selling, general and administrative expenses consist of legal and professional fees, management salaries and director fees, management fees associated with the administration of the VIP gaming rooms, staff costs (excluding directors’ remuneration), VIP room operating costs and other expenses.

The following table sets out the breakdown of our selling, general and administrative expenses for the periods indicated. (All figures are in $ thousands.)

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014

Legal and professional fees	$297	$183	$706	$714
Management salaries and director fees	566	675	1,866	2,101
Management fees	1,200	1,722	3,599	5,436
Staff costs excluding directors’ remuneration	919	643	3,105	1,626
VIP room operating costs	541	1,300	2,383	3,907
Other(1)	824	874	2,564	3,731
Hong Kong Listing Expenses	-	88	160	1,831
Total	$4,347	$5,485	$14,383	$19,346

Note:

(1)	Other mainly includes entertainment expenses, investor relations fees, advertising expenses and overseas travelling expenses by management.

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Changes in the Management and Board of Directors

Effective as of May 1, 2015:

·	Vong Hon Kun, formerly the Chief Operating Officer of IKGH, has been promoted to Chief Executive Officer of IKGH, and remains a director of IKGH.

·	Lam Chou In, formerly an Operating Officer of IKGH, has been promoted to Chief Operating Officer of IKGH and has been appointed to the Board of Directors.

·	Yip Cheuk Fai has been named the Chief Financial Officer of IKGH and has been appointed to the Board of Directors.

·	Kwok Chi Chung has been appointed to IKGH’s Board of Directors as an independent director and is serving on IKGH’s Audit and Nominating Committees.

·	The appointments were made due to the resignations of Leong Siak Hung from his position as Chief Executive Officer and a director of IKGH, Raymond Li Chun Ming from his position as Chief Financial Officer and a director of IKGH, and George Chui Vai Hou as a director of IKGH. Mr. Leong will remain as a consultant of IKGH until the end of 2015. Each has resigned for personal and/or medical reasons and not because of any disagreements with IKGH.

RESULTS OF OPERATIONS

Three Months ended September 30, 2015 Compared to the Three Months ended September 30, 2014

The following table sets forth certain information regarding our unaudited results of operations for the three months ended September 30, 2015 and 2014 (all figures are in $ thousands except ratios and percentages).

	Three Months Ended September 30, 2015	Three Months Ended September 30, 2014	% change from 2014 to 2015
Revenue from VIP gaming promotion	$22,395	$51,917	(57)%

Commission to junket agents	$15,604	$47,136	(67)%

Selling, general and administrative expenses	$4,347	$5,485	(21)%

Operating loss before change in fair value of contingent consideration	$(1,775)	$(5,230)	(66)%

Percentage of operating loss before change in fair value of contingent consideration/Revenue from VIP gaming promotion	(7.93)%	(10.07)%

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Non-GAAP Financial Results

The following Non-GAAP financial results for the three months ended September 30, 2015 and 2014 are used by management to evaluate our financial performance prior to the deduction of amortization of intangible assets, impairment of goodwill and change in fair value of contingent consideration related to the acquisitions of King's Gaming, Bao Li Gaming and Oriental VIP Room (all figures are in $ thousands except ratios and percentages) (see Non-GAAP Financial Measures).

	Three Months Ended September 30, 2015	Three Months Ended September 30, 2014	% change from 2014 to 2015
Non-GAAP income (loss) before amortization of intangible assets, impairment of goodwill and change in fair value of contingent consideration	$2,318	$(1,137)	(304)%

Percentage of Non-GAAP income (loss) before amortization of intangible assets, impairment of goodwill and change in fair value of contingent consideration/Revenue from VIP gaming promotion	10.35%	(2.19)%

Rolling Chip Turnover Ratios

Rolling Chip Turnover is used by casinos to measure the volume of VIP gaming room business transacted and represents the aggregate amount non-negotiable chips exchanged by VIP gaming patrons. Bets are wagered with ‘‘non-negotiable chips’’ and winning bets are paid out by casinos in so-called ‘‘cash’’ chips. If a player continues to make bets, they have to change the cash chips to non-negotiable chips.

Rolling Chip Turnover ratios are calculated as percentages of Rolling Chip Turnover, and represent the changes in revenue, expenses and income in comparison to the change in gaming volume which investors and management use to assess the operating efficiencies of the Promotion Entities.

The following table sets forth certain information regarding our results relating to our Rolling Chip Turnover and certain performance ratios for the three months ended September 30, 2015 and 2014 (all figures are in $ thousands except for ratios and percentages).

	Three Months Ended September 30, 2015	Three Months Ended September 30, 2014	% change from 2014 to 2015
Rolling Chip Turnover	$1,269,175	$4,320,066	(70.6)%

Revenue from VIP gaming promotion/Rolling Chip Turnover	1.76%	1.20%	46.8%

Commission to junket agents/Rolling Chip Turnover	1.23%	1.09%	12.7%

Gross margin (Revenue less commissions and special rolling tax)/Rolling Chip Turnover	0.53%	0.10%	421.6%

Selling, general and administrative expenses/Rolling Chip Turnover	0.34%	0.13%	169.8%

Operating loss before change in fair value of contingent consideration/Rolling Chip Turnover	(0.14)%	(0.12)%	(15.5)%

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Below is a quarterly analysis of the win rate in our VIP gaming rooms from January 1, 2013 to September 30, 2015:

Period	Win Rate %

Q1 2013	3.29%
Q2 2013	3.06%
Q3 2013	3.18%
Q4 2013	2.39%
Q1 2014	3.60%
Q2 2014	2.18%
Q3 2014	2.51%
Q4 2014	3.95%
Q1 2015	4.19%
Q2 2015	2.73%
Q3 2015	3.91%

Revenue from VIP gaming promotion operations was US$22.4 million for the three months ended September 30, 2015, as compared to US$51.9 million for the three months ended September 30, 2014, representing a decrease of 56.9%, whereas revenue as a percentage of rolling chip turnover increased from 1.20% for the three months ended September 30, 2014 to 1.76% in 2015, representing an increase of 46.8%. Such increases were primarily a result of a win rate of 3.91% for the three months ended September 30, 2015, which is above the statistical average win rate range, compared to a win rate of 2.51% for the three months ended September 30, 2014, which is below the statistical average win rate range.

During the third quarter of 2015, we experienced a continuing significant decrease in our Rolling Chip Turnover compared to the same period in 2014. Our Rolling Chip Turnover in the third quarter was $1.27 billion and $4.3 billion in 2015 and 2014, respectively, a 70.6% decrease. Our Rolling Chip Turnover was significantly impacted by:

·	a higher than the statistical average win rate which may result in lower Rolling Chip Turnover;

·	potential players being deterred by a variety of factors including increased oversight of credit cards that many gamblers use to access funds in Macau;

·	a lack of demand from high rollers and less visits to Macau primarily due to recent anti-corruption enforcement by the PRC government; and

·	our tightening policy to provide gaming credit as a result of lengthened collection periods on certain markers, which remain within our collection policy of 180 days.

The commission paid to junket agents decreased by US$31.5 million, or 66.9%, to US$15.6 million for the three months ended September 30, 2015 as compared to the three months ended September 30, 2014, primarily as a result of significantly lower Rolling Chip Turnover compared to the prior period. The commission paid to junket agents as a percentage of rolling chip turnover was 1.23% for the three months ended September 30, 2015, up from 1.09% for the three months ended September 30, 2014, an increase of 12.7%. Beginning in January 2013, we began an upward adjustment in commission rates to stay competitive in the Macau VIP gaming industry and to compensate our junket agents for no longer providing any complimentary hotel and casino services to them, as well as higher commission paid to non-credit agents and super agents. The increase in the commission paid to junket agents as a percentage of rolling chip turnover was primarily a result of super agents participation in our revenue sharing program and a high win rate for the quarter.

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Selling, general and administrative expenses decreased by US$1.1 million, or 20.8%, to US$4.3 million for the three months ended September 30, 2015 as compared to the three months ended September 30, 2014. Staff costs increased by US$0.3 million as a result of an increase in the number of employees and decreased management fees of US$0.5 million due to directly hiring employees to reduce our reliance on Pak Si and our monthly management fees have been reduced accordingly. VIP gaming room operating costs and other costs decreased by US$0.8 million during the three months ended September 30, 2015 as a result of the reduced number of junket agents and VIP players visiting Macau. As a result of no longer pursuing a listing on the Hong Kong Stock Exchange, no listing expenses were incurred during the three months ended September 30, 2015.

The special rolling tax decreased by US$0.3 million, or 70.6%, to US$0.1 million for the three months ended September 30, 2015 from the three months ended September 30, 2014 as a result of the decrease in rolling chip turnover. The percentage of the special rolling tax to revenue from VIP gaming promotion remained consistent in a range of 0.6% to 0.8% in the three month periods ended September 30, 2015 and 2014.

Amortization of intangible assets for the three month periods ended September 30, 2015 and 2014 remained the same.

Operating loss before change in the fair value of contingent consideration payables was US$1.8 million for the three months ended September 30, 2015, as compared to operating loss of US$5.2 million for the three months ended September 30, 2014, representing an decrease in our loss of 66.0%, primarily as a result of a higher gross gaming margin as a result of a higher win rate and lower commission costs as well as lower VIP gaming room operating costs and no Hong Kong listing expenses.

There was a decrease in the fair value of the contingent consideration liability in respect of the Bao Li Acquisition and Oriental VIP Room Acquisition of US$1.5 million, primarily resulting from the lower share price as well as the acquired networks of junket agents achieving lower rolling chip turnover results than forecasted at June 30, 2015. There was no fair value change of the contingent consideration payable in respect of the King’s Gaming acquisition for the three months ended September 30, 2015 as the forecasted gross profit level of King’s Gaming resulted in no additional earn-out shares expected to be earned by the King’s Gaming seller. As required by U.S. GAAP, any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in our estimate of the gross profit and rolling chip turnover expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. A change in the fair value of the acquisition-related contingent consideration could have a material impact on our statement of operations and financial position.

The net loss was lower by US$11.9 million from net loss of US$12.2 million for the three months ended September 30, 2014 to net loss of US$0.3 million for the three months ended September 30, 2015 primarily due to the high win rate and the gain from the change in fair value of contingent consideration.

Basic and diluted loss per share for the three months ended September 30, 2015 was US$0.01 based upon the weighted average share count of 62,307,794.

Nine Months ended September 30, 2015 Compared to the Nine Months ended September 30, 2014

The following table sets forth certain information regarding our unaudited results of operations for the nine months ended September 30, 2015 and 2014 (all figures are in $ thousands except ratios and percentages).

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	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014	% change from 2014 to 2015
Revenue from VIP gaming promotion	$85,966	$181,549	(53)%

Commission to junket agents	$62,855	$151,635	(59)%

Selling, general and administrative expenses	$14,383	$19,346	(26)%

Operating loss before change in fair value of contingent consideration	$(21,823)	$(3,082)	608%

Percentage of operating loss before change in fair value of contingent consideration/Revenue from VIP gaming promotion	(25.39)%	(1.70)%

Non-GAAP Financial Results

The following Non-GAAP financial results for the nine months ended September 30, 2015 and 2014 are used by management to evaluate our financial performance prior to the deduction of amortization of intangible assets, impairment of goodwill and change in fair value of contingent consideration related to the acquisitions of King's Gaming, Bao Li Gaming and Oriental VIP Room (all figures are in $ thousands except ratios and percentages) (see Non-GAAP Financial Measures).

	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014	% change from 2014 to 2015
Non-GAAP income before amortization of intangible assets, impairment of goodwill and change in fair value of contingent consideration	$8,208	$9,192	(11)%

Percentage of Non-GAAP income before amortization of intangible assets, impairment of goodwill and change in fair value of contingent consideration/Revenue from VIP gaming promotion	9.55%	5.06%

Rolling Chip Turnover Ratios

Rolling Chip Turnover is used by casinos to measure the volume of VIP gaming room business transacted and represents the aggregate amount non-negotiable chips exchanged by VIP gaming patrons. Bets are wagered with ‘‘non-negotiable chips’’ and winning bets are paid out by casinos in so-called ‘‘cash’’ chips. If a player continues to make bets, they have to change the cash chips to non-negotiable chips.

Rolling Chip Turnover ratios are calculated as percentages of Rolling Chip Turnover, and represent the changes in revenue, expenses and income in comparison to the change in gaming volume which investors and management use to assess the operating efficiencies of the Promotion Entities.

The following table sets forth certain information regarding our results relating to our Rolling Chip Turnover and certain performance ratios for the nine months ended September 30, 2015 and 2014 (all figures are in $ thousands except for ratios and percentages).

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	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014	% change from 2014 to 2015
Rolling Chip Turnover	$5,201,660	$13,759,487	(62.2)%

Revenue from VIP gaming promotion/Rolling Chip Turnover	1.65%	1.32%	25.3%

Commission to junket agents/Rolling Chip Turnover	1.21%	1.10%	9.6%

Gross margin (Revenue less commissions and special rolling tax)/Rolling Chip Turnover	0.43%	0.21%	109.6%

Selling, general and administrative expenses/Rolling Chip Turnover	0.28%	0.14%	96.7%

Operating loss before change in fair value of contingent consideration/Rolling Chip Turnover	(0.42)%	(0.02)%	1,773.0%

Below is a quarterly analysis of the win rate in our VIP gaming rooms from January 1, 2013 to September 30, 2015:

Period	Win Rate %

Q1 2013	3.29%
Q2 2013	3.06%
Q3 2013	3.18%
Q4 2013	2.39%
Q1 2014	3.60%
Q2 2014	2.18%
Q3 2014	2.51%
Q4 2014	3.95%
Q1 2015	4.19%
Q2 2015	2.73%
Q3 2015	3.91%

Revenue from VIP gaming promotion operations was US$86.0 million for the nine months ended September 30, 2015, as compared to US$181.5 million for the nine months ended September 30, 2014, representing a decrease of 52.6%, whereas revenue as a percentage of rolling chip turnover increased from 1.32% for the nine months ended September 30, 2014 to 1.65% in 2015, representing an increase of 25.3%. Such increases were primarily a result of a win rate of 3.63% for the nine months ended September 30, 2015, which is above the statistical average win rate range, compared to a win rate of 2.99% for the nine months ended September 30, 2014.

During the first nine months of 2015, we experienced a significant decrease in our Rolling Chip Turnover compared to the same period in 2014. Our Rolling Chip Turnover was $5.2 billion and $13.76 billion in the first nine months of 2015 and 2014, respectively, a 62.2% decrease. Our Rolling Chip Turnover was significantly impacted by:

·	a higher than the statistical average win rate in the first nine months of 2015, which may result in lower Rolling Chip Turnover;

·	potential players being deterred by a variety of factors including tighter visa policies for mainland Chinese visitors and increased oversight of credit cards that many gamblers use to access funds in Macau;

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·	a lack of demand from high rollers and less visits to Macau primarily due to recent anti-corruption enforcement act by PRC government; and

·	our tightening policy to provide gaming credit as a result of lengthened collection periods on certain markers which remain within the collection policy of 180 days.

The commission paid to junket agents decreased by US$88.8 million, or 58.6%, to US$62.9 million for the nine months ended September 30, 2015, as compared to the nine months ended September 30, 2014, primarily as a result of significantly lower Rolling Chip Turnover compared to the prior period. The commission paid to junket agents as a percentage of rolling chip turnover was 1.21% for the nine months ended September 30, 2015, up from 1.10% for the nine months ended September 30, 2014, an increase of 9.6%. Beginning in January 2013, we began an upward adjustment in commission rates to stay competitive in the Macau VIP gaming industry and to compensate our junket agents for no longer providing any complimentary hotel and casino services to them, as well as higher commission paid to non-credit agents and super agents. The increase in the commission paid to junket agents as a percentage of Rolling Chip Turnover was primarily a result of the high win rate and super agent participation in our revenue sharing program.

Selling, general and administrative expenses decreased by US$5 million, or 25.7%, to US$14.4 million for the nine months ended September 30, 2015 as compared to the nine months ended September 30, 2014. Staff costs increased by US$1.5 million as a result of an increase in the number of employees and decreased management fees of US$1.8 million due to directly hiring employees to reduce our reliance on Pak Si. VIP gaming room operating costs and other costs decreased by US$2.7 million during the nine months ended September 30, 2015 as a result of the reduced number of junket agents and VIP players visiting Macau. As a result of no longer pursuing a listing on the Hong Kong Stock Exchange, the listing expenses were US$0.2 million during the nine months ended September 30, 2015 compared to US$1.8 million recorded in the prior period. We do not anticipate additional listing costs.

The special rolling tax decreased by US$0.9 million, or 62.2%, to US$0.5 million for the nine months ended September 30, 2015 from the nine months ended September 30, 2014 as a result of the decrease in rolling chip turnover. The percentage of the special rolling tax to revenue from VIP gaming promotion remained consistent in a range of 0.6% to 0.8% for the nine month periods ended September 30, 2015 and 2014.

Amortization of intangible assets for the nine month periods ended September 30, 2015 and 2014 remained the same.

We performed an assessment to test our goodwill for impairment as of June 30, 2015 and determined that the goodwill was impaired as of June 30, 2015 and recorded an impairment charge of US$17.8 million during the nine months ended September 30, 2015. There was no impairment of goodwill recognized during the nine months ended September 30, 2014.

Operating loss before change in the fair value of contingent consideration payables was US$21.8 million for the nine months ended September 30, 2015, as compared to operating loss of US$3.1 million for the nine months ended September 30, 2014, representing an increase in net loss of 608%, primarily as a result of a significant decrease in revenues as a result of lower Rolling Chip Turnover and a one-time charge of impairment of goodwill.

There was an decrease in the fair value of the contingent consideration liability in respect of the Bao Li Acquisition and Oriental VIP Room Acquisition of US$14.8 million, primarily resulting from the acquired networks of junket agents achieving lower rolling chip turnover results than forecasted at December 31, 2014. There was no fair value change of the contingent consideration payable in respect of the King’s Gaming acquisition for the nine months ended September 30, 2015 as the forecasted gross profit level of King’s Gamingresulted in no additional earn-out shares expected to be earned by the King’s Gaming seller. As required by U.S. GAAP, any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in our estimate of the gross profit and rolling chip turnover expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. A change in the fair value of the acquisition-related contingent consideration could have a material impact on our statement of operations and financial position.

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As a result of the above, a decrease in net loss results by US$58.8 million from net loss of 65.8 millionlion for the nine months ended September 30, 2014 to net loss of US$7.0 million for the nine months ended September 30, 2015.

Basic and diluted loss per share for the nine months ended September 30, 2015 was US$0.11 based upon the weighted average share count of 62,015,647.

Non-GAAP Financial Measures

Our calculation of Non-GAAP income (operating income before amortization of intangible assets, impairment of goodwill and change in fair value of contingent consideration) and Non-GAAP EPS differs from EPS based on net income because it does not include amortization of intangible assets, impairment of goodwill and change in fair value of contingent consideration.  We use this information internally in evaluating our operations and believe this information is important to investors because it provides users of our financial information with additional useful information in evaluating operating performance for the periods and is more consistently comparable to the prior periods.  Notwithstanding the foregoing, Non-GAAP income and EPS should not be considered an alternative to, or more meaningful than, net income and EPS as determined in accordance with GAAP.   The following is a reconciliation of our net income to Non-GAAP income and GAAP EPS to our Non-GAAP EPS:

	For the Three Months Ended September 30, 2015	For the Three Months Ended September 30, 2014	For the Nine Months Ended September 30, 2015	For the Nine Months Ended September 30, 2014

Net loss attributable to ordinary shareholders	$(310,087)	$(12,248,255)	$(7,032,389)	$(65,784,211)

Amortization of intangible assets	4,092,788	4,093,158	12,276,149	12,274,409

Impairment of goodwill	-	-	17,754,136	-

Change in fair value of contingent consideration	(1,464,512)	7,018,014	(14,790,326)	62,701,703

Non-GAAP income (loss) (before amortization of intangible assets, impairment of goodwill and change in fair value of contingent consideration)	$2,318,189	$(1,137,083)	$8,207,570	$9,191,901

Weighted Average Shares Outstanding

Basic	62,307,794	61,056,662	62,015,647	60,574,745
Diluted	62,307,794	61,056,662	62,068,211	60,841,526

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	For the Three Months Ended September 30, 2015		For the Three Months Ended September 30, 2014
	Basic	Fully Diluted	Basic	Fully Diluted

Net loss per share attributable to ordinary shareholders	$(0.01)	$(0.01)	$(0.20)	$(0.20)

Amortization of intangible assets	0.07	0.07	0.07	0.07

Impairment of goodwill	-	-	-	-

Change in fair value of contingent consideration	(0.02)	(0.02)	0.11	0.11

Non-GAAP income (loss) per share (before amortization of intangible assets, impairment of goodwill and change in fair value of contingent consideration)	$0.04	$0.04	$(0.02)	$(0.02)

	For the Nine Months Ended September 30, 2015		For the Nine Months Ended September 30, 2014
	Basic	Fully Diluted	Basic	Fully Diluted

Loss per share attributable to ordinary shareholders	$(0.11)	$(0.11)	$(1.09)	$(1.08)

Amortization of intangible assets	0.20	0.20	0.20	0.20

Impairment of goodwill	0.28	0.28	-	-

Change in fair value of contingent consideration	(0.24)	(0.24)	1.04	1.03

Non-GAAP Earnings per share (before amortization of intangible assets, impairment of goodwill and change in fair value of contingent consideration)	$0.13	$0.13	$0.15	$0.15

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TAXATION

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gain tax. In addition, payment by us to our shareholders is not subject to withholding tax in the Cayman Islands.

United States

We are not incorporated nor do we engage in any trade or business in the United States and are, therefore, not subject to United States federal income taxes.

Hong Kong

We are not subject to Hong Kong profits tax because all of our operations are performed outside Hong Kong, and Hong Kong adopts a territorial tax regime under which only Hong Kong-sourced income is subject to the profit tax.

British Virgin Islands

All of our BVI subsidiaries are incorporated under the BVI Business Companies Act, 2004 (No. 16 of 2004) and are exempt from payment of BVI taxes.

Macau

The Promoter Companies, Sang Heng, King’s Gaming, Bao Li and Sang Lung, and L’Arc Collaborator are not subject to Macau Complementary Tax, because their gaming revenue is received net of taxes collected by the Macau Government which are paid directly by the casino operators on a monthly basis. As a result, no provision for Macau Complementary Tax has been made.

The exemption from Macau Complementary Tax, however, does not apply to the dividends to be distributed by the Company’s Macau subsidiaries. We are, therefore, subject to Macau Complementary Tax at a progressive rate of up to maximum of 12% for dividends we receive from our Macau subsidiaries. Accordingly, we are required to recognize deferred tax liabilities for taxable temporary differences associated with its investments in Macau subsidiaries except where we will be able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

During the reporting period, no liability was recognized in respect of these differences because we were in a position to control the timing of reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

The Promotion Entities in Macau are subject to special rolling tax which is deducted and withheld by each casino operator and L’Arc Promoter on a monthly basis. The rate of special rolling tax is 0.01% on the rolling chip turnover of the VIP gaming room, and the special rolling tax is deducted as a cost of operation.

Australia

The Junket Operator in Australia is currently not subject to Goods and Services Tax (“GST”) and any income tax in Australia.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2015, our total available cage capital was US$184.6 million, consisting of markers receivable of US$175.4 million and cash and cash chips on hand of US$9.2 million.

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As of September 30, 2015, we had a total cash and cash equivalents balance of US$9.2 million, compared to cash and cash equivalents of US$11.1 million as of December 31, 2014. The decrease is mainly as a result of lower extension of credit and longer collection periods for markers receivable, increased utilization of line of credit and increased shareholder loans offset by the reduced payments for the settlement of the outstanding consideration for the acquisitions of the Bao Li Gaming and the Oriental VIP Room in 2015 and no additional payments for King’s Gaming. Our credit risk is primarily attributable to markers receivable.

As of September 30, 2015, we had available lines of credit of US$57.5 million from casino operators in Macau and Australia, excluding temporary credits, of which US$56.5 million was outstanding as of September 30, 2015. If the casino operators decide not to renew the lines of credit in any given month, our rolling chip turnover may be reduced as a result of reduced credit extended to our VIP gaming patrons. As a result, our gaming revenue from the casino operators and L’Arc Promoter and our net operating income could also be reduced.

As of September 30, 2015 we had interest free loans from shareholders of US$2.9 million which are temporary credit extended to us from time to time as part of our cage capital to meet additional gaming credit demand by our VIP gaming patrons.

Our expected sources of repayment of the lines of credit extended by the casino operators in Macau and Australia and loans from our shareholders are the repayment of markers receivable from our VIP gaming patrons as well as receivables due from the casino operators and L’Arc Promoter.

In June 2011, we adopted a share repurchase plan, or the 2011 Repurchase Plan, to purchase up to two million of shares on the open market at prices to be determined by our management. We purchased an aggregate of 26,300 shares for an aggregate purchase price of US$0.1 million under the 2011 Repurchase Plan, which expired on June 30, 2012. The shares repurchased under the 2011 Repurchase Plan have been retired and the purchase price was allocated to ordinary shares and additional paid in capital. In 2012, we repurchased an aggregate of 1,273,947 shares for an aggregate purchase price of US$4.2 million pursuant to the 2012 Repurchase Plan. In the first three months of 2013, we repurchased the remaining 726,053 shares available under the 2012 Repurchase Plan for an aggregate purchase price of US$2.7 million. The shares have been retired and the purchase price was allocated to ordinary shares and additional paid in capital. In March 2013, the Board of Directors established the 2013 Repurchase Plan, which authorized us to purchase up to four million of shares on the open market at prices to be determined by our management. During the year ended December 31, 2013 we repurchased an aggregate of 732,900 shares for an aggregate purchase price of US$2.3 million pursuant to the 2013 Repurchase Plan. During the year ended December 31, 2014, we repurchased an aggregate of 1,415,300 shares for an aggregate purchase price of US$4.2 million pursuant to the 2013 Repurchase Plan. The shares repurchased under the 2013 Repurchase Plan were retired and the purchase price was allocated to ordinary shares and additional paid in capital. There were no shares repurchased during the nine months ended September 30, 2015. The 2013 Repurchase Plan remains effective until terminated by our officers, who are authorized to discontinue such plan at any time in their discretion.

Working capital

We believe that we have sufficient working capital available for the next twelve months.

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Cash flow

Historically, we have financed our working capital and other capital requirements primarily through cash generated from our operations and shareholder loans. The following table sets forth a summary of our cash flows for the periods indicated. (All figures are in thousands.)

	For the nine months ended September 30, 2015	For the nine months ended September 30, 2014

Net cash provided by operating activities	$35,119	$58,559
Net cash used in investing activities	(3)	(304)
Net cash used in financing activities	(37,052)	(52,124)
Net (decrease) increase in cash and cash equivalents	$(1,936)	$6,131

Cash flow generated from operating activities

The decrease in net cash provided by operating activities for the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014 was primarily due to an increase in collection period for markers receivable and increased utilization of our lines of credit. Other fluctuations in cash from operating activities were due primarily to miscellaneous timing differences.

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Cash flow used in investing activities

The decrease in net cash used in investing activities for the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014 was primarily due to an insignificant purchase of property and equipment in 2015.

Cash flow used in financing activities

The decrease in net cash used in financing activities for the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014 was primarily due to (1) no Ordinary Shares were repurchased in 2015; and (2) reduced payments (in total) for contingent consideration paid for the acquisitions of King’s Gaming, Bao Li Gaming and the Oriental VIP Room in 2015 as compared to 2014.

Future sources and uses of cash

We generally funded our operations from cash generated from operating activities.

We expect that our future liquidity and capital requirements will be affected by:

·	capital requirements related to prior and future acquisitions;
·	cash flow from prior and future acquisitions;
·	working capital requirements;
·	dividend distributions;
·	repurchase of outstanding shares;
·	funds raised through the issuance of our securities; and
·	earnings accumulated and reinvested.

Off-Balance Sheet Arrangements

None

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 19, 2015	IAO KUN GROUP HOLDING COMPANY LIMITED

	By:	/s/ Yip Cheuk Fai
Name: Yip Cheuk Fai
Title: Chief Financial Officer

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EXHIBIT INDEX

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press Release dated November 19, 2015

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